                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-20143


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLE- MENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MARCH 6, 1998
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 28, 1997)
                                1,000,000 SHARES

                               JAMESON INNS, INC.

                     % SERIES A CUMULATIVE PREFERRED STOCK
                      LIQUIDATION PREFERENCE $25 PER SHARE

    The   % Series A Cumulative Preferred Stock, $1.00 par value per share (the
"Series A Preferred Stock"), of Jameson Inns, Inc. (the "Company") offered hereby (the "Offering") bears dividends which are cumulative from the date of original issue and are payable quarterly in arrears on or about the 20th day of
January, April, July and October of each year at the rate of     % per annum of
the $25 liquidation preference (the "Liquidation Preference") per share
(equivalent to a fixed annual amount of $         per share). Such dividends are
payable to shareholders of record as they appear in the stock records of the Company at the close of business on the applicable record date for the respective dividend payment. The first record date for determination of shareholders entitled to receive dividends on the Series A Preferred Stock is expected to be March 31, 1998. See "Description of Series A Preferred Stock -- Dividends."

    Except (i) in certain circumstances relating to preservation of the Company's qualification as a real estate investment trust (a "REIT") and (ii) in connection with a change of control of the Company, the Series A Preferred Stock
is not redeemable prior to March   , 2003. On and after such date, the Series A
Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends thereon, if any, up to the date of such redemption. The Series A Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series A Preferred Stock -- Maturity,"
"-- Redemption of Series A Preferred Stock Upon a Change of Control" and
"-- Redemption."

    In order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal income tax purposes, shares of Series A Preferred Stock will be deemed "Excess Shares" pursuant to the amendment to Company's Amended and Restated Articles of Incorporation creating the Series A Preferred Stock if, with certain limited exceptions, a holder owns shares representing more than 6.75% of the Company's aggregate outstanding Series A Preferred Stock, and the Company will have the right to purchase Excess Shares from the holder. See "Description of Series A Preferred Stock -- Restrictions on Ownership and Transfer."

    The Company has applied to list the Series A Preferred Stock on the Nasdaq Stock Market ("Nasdaq") under the symbol "JAMSP." If approved, trading of the Series A Preferred Stock on Nasdaq is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Stock. The Underwriters have advised the Company that each intends to make a market in the Series A Preferred Stock prior to the commencement of trading on Nasdaq, but is not obligated to do so and may discontinue market making at any time without notice. See "Underwriting."
                             ---------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SERIES A PREFERRED STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================================
                                                     PRICE TO               UNDERWRITING             PROCEEDS TO
                                                      PUBLIC                DISCOUNT(1)               COMPANY(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share...................................            $                        $                        $
-----------------------------------------------------------------------------------------------------------------------
Total.......................................            $                        $                        $
=======================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $150,000.
                             ---------------------
    The shares of Series A Preferred Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Series A Preferred Stock will be made through the facilities of The Depository Trust
Company, New York, New York, on or about March   , 1998.

MORGAN KEEGAN & COMPANY, INC.                                   CIBC OPPENHEIMER

                                 March   , 1998

                                 (Jameson Map)

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE SERIES A PREFERRED STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF SERIES A PREFERRED STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SECURITIES OFFERED HEREBY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. Unless the context otherwise requires, as used herein the term "Company" shall mean and refer to the business and assets of Jameson Inns, Inc. and its subsidiaries on a consolidated basis.

                                  THE COMPANY

     Jameson Inns, Inc., a Georgia corporation (the "Company"), is a self-administered real estate investment trust ("REIT") headquartered in Atlanta, Georgia, which develops and owns limited service hotel properties ("Inns") operating in the southeastern United States under the trademark "The Jameson Inn(R)." At December 31, 1997, the Company had a total of 84 Inns either in operation or under development, including 62 Inns in operation (2,924 available rooms), 11 Inns under construction and contracts to acquire 11 parcels of land on which additional Inns are expected to be constructed during 1998. In addition, at that date, two of the Inns in operation were undergoing 20-room expansions. Upon completion of these projects, the Company expects to have 84 Inns in operation containing 3,844 available rooms.

     The Company focuses on developing Inns in communities in the southeastern United States which have a strong and growing industrial or commercial base and a shortage of quality hotel rooms. Generally, the Inns are rooms-only facilities designed to appeal to price and quality conscious business travelers, such as sales representatives, government officials and others who travel to these communities on business, as well as family and leisure travelers attending activities in the communities such as college and university sponsored events, fairs, festivals and other cultural events and family reunions. The standard Inn is initially built as a 40-unit, two-story, Colonial-style structure constructed generally on a one- to two-acre tract with an outdoor swimming pool, fitness center and parking area. As initially constructed, the standard Inn has 38 guest rooms and two executive suites and features amenities such as remote-controlled television with access to cable programming, including HBO, free local telephone calls, complimentary continental breakfast and newspaper, king-sized or double beds, attractive decor, quality furnishings and, in select rooms, whirlpool baths and small refrigerators. Based on market demand, two Inns were initially constructed with 60 rooms and other Inns have been expanded one or more times since their initial construction. As of December 31, 1997, a total of 19 Inns had 58 or more rooms each. The Company expects to construct Inns in the future with 40 or 60 rooms initially depending on market demand and other factors. Substantially all of the Inns have been constructed by Jameson Development Company, LLC (the "Contractor") or its predecessor Jameson Construction Company. It is expected that all future Inns will also be constructed by the Contractor.

     The Company seeks to enhance shareholder value by: (i) participating in any increased room revenue from the Inns through Percentage Rent (as defined below);
(ii) developing additional Inns in locations which meet the Company's criteria; and (iii) selectively expanding existing Inns as market conditions warrant.

     In order for the Company to qualify as a REIT, neither the Company nor its subsidiaries can operate the Inns. Therefore, the Company leases all of the Inns to Jameson Operating Company, LLC ("JOCLLC") and, prior to December 28, 1997, its predecessor Jameson Operating Company ("JOC") pursuant to master leases (individually or jointly as the context requires, the "Lease") covering all of the Inns. In addition, references to the "Operator" herein refer to either JOC or JOCLLC as the context requires. Under the Lease, the Operator is obligated to pay the Company base rent ("Base Rent") based on the number of rooms in operation on the first day of each month and, where required under the formula set forth in the Lease, percentage rent ("Percentage Rent") based on room revenues as defined in the Lease. Percentage Rent is designed to allow the Company to participate in any growth in revenues at the Inns by providing that a portion of aggregate room revenues in excess of specified amounts will be paid to the Company as Percentage Rent, except as limited by the Lease.

                              RECENT DEVELOPMENTS

     Inns Under Construction. From January 1, 1998, through February 28, 1998, the Company opened three additional new Inns and commenced construction of four additional Inns. The following sets forth the location of new Inns either under construction by the Company at December 31, 1997, or on which it commenced construction after that date. All such Inns have either recently opened or are expected to open in 1998. Each such Inn initially has or will have 40 or 60 rooms. Of the Inns listed below, the Inns in Spartanburg, South Carolina, Dunn, North Carolina, and Perry, Georgia opened in January 1998.

Alabama:           Trussville
Georgia:           Dalton, Kingsland and Perry
North Carolina:    Clayton, Dunn, Eden, Greenville, Hickory, Lenoir,
                     Roanoke Rapids and Smithfield
South Carolina:    Duncan and Spartanburg
Tennessee:         Cleveland

     Marketing. In January 1998, the Operator began an advertising campaign designed to increase the Inns' name recognition in the southeastern region of the United States and thereby improve occupancy rates at the Inns. In addition to billboard advertising which the Operator has traditionally utilized and will continue to utilize, the Operator is placing advertisements for the Inns on selected television and radio broadcasts, in regional and special event publications and in newspapers.

                                    THE INNS

    The following table sets forth certain information about the 62 Inns operating at December 31, 1997.

                                                                  YEAR        NUMBER          1997 ROOM
                                                                OPENED/         OF             NIGHTS
LOCATION                                                        EXPANDED       ROOMS        AVAILABLE(1)
--------                                                      ------------   ---------   -------------------
ALABAMA:
Albertville.................................................          94          40            14,600
Alexander City..............................................       94/95          60            21,900
Arab........................................................          95          40            14,600
Auburn......................................................          97          40             5,352
Decatur.....................................................          96          40            14,605
Eufaula.....................................................          96          40            14,600
Florence....................................................       96/96          65            23,725
Greenville..................................................          96          40            14,600
Jasper......................................................          97          40             1,920
Oxford......................................................          97          40             8,080
Ozark.......................................................          95          40            14,600
Selma.......................................................       92/95          60            21,900
Sylacauga...................................................          97          40             3,400
Tuscaloosa..................................................          97          40             4,280
                                                                               -----           -------
       Subtotal.............................................                     625           178,162
                                                                               -----           -------
GEORGIA:
Albany......................................................       95/96          62            22,630
Americus....................................................    92/93/94          79            28,835
Bainbridge..................................................       94/95          60            21,900
Brunswick...................................................       95/96          60            21,900
Calhoun.....................................................       88/94          59            21,535
Carrollton..................................................       94/95          60            21,900
Commerce....................................................          96          40            14,408
Conyers.....................................................          96          39            14,235
Covington...................................................          90          40            13,767
Douglas.....................................................          95          40            14,524
Dublin......................................................          97          40             4,308
Eastman.....................................................          89          41            14,938
Fitzgerald..................................................          94          40            14,600
Greensboro..................................................          90          41            14,965
Hartwell....................................................          92          40            14,600
Jesup.......................................................       90/91          61            22,265
LaGrange(2).................................................          96          40            14,600
Macon.......................................................          97          40               400
Milledgeville...............................................          91         100            35,258
Oakwood.....................................................          97          40            14,232
Statesboro..................................................          89          39            13,864
Thomaston...................................................       90/96          61            21,900
Valdosta....................................................       95/95          55            19,972
Warner Robins...............................................          97          59             3,426
Washington..................................................          90          41            14,965
Waycross....................................................       93/96          60            21,878
Waynesboro..................................................          96          40            14,591
Winder......................................................          88          40            14,600
                                                                               -----           -------
       Subtotal.............................................                   1,417           470,996
                                                                               -----           -------
NORTH CAROLINA:
Asheboro....................................................          97          40             3,040
Forest City(2)..............................................          97          40            12,834
Laurinburg..................................................          97          40             9,224
Sanford.....................................................          97          40             4,096
Wilson......................................................          97          40               301
                                                                               -----           -------
       Subtotal.............................................                     200            29,495
                                                                               -----           -------
SOUTH CAROLINA:
Anderson....................................................       93/94          60            21,900
Cheraw......................................................          95          40            14,600
Easley......................................................          95          40            14,600
Gaffney.....................................................       95/97          58            19,375
Georgetown..................................................          96          40            14,513
Greenwood...................................................       95/96          64            23,193
Lancaster...................................................          95          40            14,600
Orangeburg..................................................          95          40            14,600
Seneca......................................................          96          40            14,490
Simpsonville................................................          96          40            14,508
Union.......................................................          97          40            13,366
                                                                               -----           -------
       Subtotal.............................................                     502           179,745
                                                                               -----           -------
TENNESSEE:
Clinton.....................................................          97          40             3,320
Decherd.....................................................          97          40             8,487
Johnson City................................................          97          60                11
Tullahoma...................................................          97          40             7,840
                                                                               -----           -------
       Subtotal.............................................                     180            19,658
                                                                               -----           -------
       Total................................................                   2,924           878,056
                                                                               =====           =======

---------------

(1) As to Inns opened or expanded during 1997, room nights available reflects all rooms available from the opening date of the Inn or its expansion but does not include periods during which rooms may have been unavailable due to repairs or renovations.
(2) A 20-room expansion of this Inn was under construction at December 31, 1997, and opened in January or February 1998.

     At February 28, 1998, 31 of the Company's 65 operating Inns were pledged to secure indebtedness under the Company's approximately $36 million credit facility. In addition, 20 operating Inns were pledged to secure other mortgage indebtedness and seven of the 12 Inns under construction at February 28, 1998, were pledged to secure construction loans. It is expected that approximately $23.9 million of indebtedness secured by 18 operating Inns will be repaid with the net proceeds of the Offering. Such repayment will result in there being a total of 32 Inns available to secure future borrowings for the development of additional Inns and expansion of existing Inns. The Company is negotiating with its lenders to increase the Line to an aggregate of approximately $55 million, but has not received a full commitment regarding such increase.

                                  THE OFFERING

Securities Offered.........  1,000,000 shares of      % Series A Cumulative
                             Preferred Stock. The Company has applied to list the Series A Preferred Stock on Nasdaq under the symbol "JAMSP." See "Underwriting."

Maturity...................  Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. See "Description of Series A Preferred Stock -- Maturity."

Use of Proceeds............  The Company intends to use all of the net proceeds of the sale of Series A Preferred Stock for repayment of indebtedness outstanding under the Company's approximately $36 million credit facility (the "Line") and other mortgage indebtedness. Amounts repaid under the Line may be reborrowed. See "Use of Proceeds."

Ranking....................  With respect to the payment of dividends and amounts upon liquidation, the Series A Preferred Stock will rank senior to the Company's common stock, par value $.10 per share (the "Common Stock"), which is the only capital stock of the Company currently outstanding. See "Description of Series A Preferred Stock -- Rank," "-- Dividends" and "-- Liquidation Preference."

Dividends..................  Dividends on the Series A Preferred Stock are
                             cumulative from the date of original issue and are payable quarterly in arrears on or about the 20th day of January, April, July and October to shareholders of record on the last business day of December, March, June and September, respectively, commencing on April 20, 1998, at the fixed rate of
                                  % per annum of the Liquidation Preference
                             (equivalent to a fixed annual rate of $
                             per share). See "Description of Series A Preferred Stock -- Dividends."

Liquidation Preference.....  Equal to $25 per share of Series A Preferred Stock, plus accrued and unpaid dividends (whether or not declared). See "Description of Series A Preferred Stock -- Liquidation Preference."

Change of Control..........  Upon the occurrence of a Change of Control Event
                             (as defined herein), at any time prior to March   ,
                             2003, the Company may redeem all of the outstanding Series A Preferred Stock at a purchase price ranging from $25.05 to $26.05 per share (depending on the date of the redemption), plus accrued and unpaid dividends (if any) to the date of redemption. See "Description of Series A Preferred Stock -- Redemption of Series A Preferred Stock Upon a Change of Control."

Redemption.................  Except in certain circumstances relating to preservation of the Company's status as a REIT and in connection with a change of control of the

                             Company, the Series A Preferred Stock is not
                             redeemable prior to March   , 2003. On and after
                             such date, the Series A Preferred Stock will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus dividends accrued and unpaid to the redemption date (whether or not declared) without interest. See "Description of Series A Preferred Stock -- Redemption" and "-- Restrictions on Ownership and Transfer."

Voting Rights..............  Holders of Series A Preferred Stock generally will have no voting rights except as required by law. However, whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more quarters (whether consecutive or not), the holders of such shares (voting separately as a voting group with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until all dividends accumulated on such shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of holders of at least a majority of the outstanding Series A Preferred Stock. Holders of Series A Preferred Stock will have certain other voting rights under Georgia law. See "Description of Series A Preferred Stock -- Voting Rights."

Conversion.................  The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

Ownership Limitation.......  Subject to certain exceptions, no person, directly or indirectly, may own shares representing more than 6.75% of the outstanding Series A Preferred Stock. Mr. Thomas W. Kitchin, President and Chief Executive Officer of the Company, may own up to 20.75% and American Real Estate Company Ltd. may own up to 9% of such stock. See "Description of Series A Preferred Stock -- Restrictions on Ownership and Transfer."

                        SUMMARY FINANCIAL AND OTHER DATA

     The following table sets forth summary financial information on an historical, pro forma and as adjusted basis for the Company. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 1997, which are incorporated by reference into the accompanying Prospectus. The consolidated historical financial data have been derived from the audited historical consolidated financial statements. The pro forma data assume that the Company's 1994 initial public offering and all related transactions occurred on January 1, 1993, and the Company qualified as a REIT, distributed all of its taxable income and, therefore, incurred no income tax expense during the periods. The as adjusted data assume the Offering and the application of the proceeds therefrom as described under "Use of Proceeds" occurred on January 1, 1997, for purposes of the Other Data and on December 31, 1997, for purposes of the Balance Sheet Data. The as adjusted data assume a 9.25% annual dividend rate on the Series A Preferred Stock.

                               JAMESON INNS, INC.

     SUMMARY HISTORICAL, PRO FORMA AND AS ADJUSTED FINANCIAL AND OTHER DATA

                                                                     YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------------
                                                    HISTORICAL         PRO FORMA             HISTORICAL
                                                  ---------------   ---------------   -------------------------
                                                   1993     1994     1993     1994     1995     1996     1997
                                                  ------   ------   ------   ------   ------   ------   -------
                                                       (DOLLARS AND WEIGHTED AVERAGE SHARES IN THOUSANDS,
                                                             EXCEPT PER SHARE DATA, ADR AND REVPAR)
STATEMENT OF INCOME DATA:
Gross Revenues:(1)
  Lease revenue from Operator...................  $   --   $3,973   $2,886   $3,973   $6,342   $9,376   $12,966
  Pre-REIT total revenues.......................   6,880       --       --       --       --       --        --
Expenses:
  Depreciation..................................   1,159    1,427    1,213    1,471    1,825    2,670     3,898
  Inn real estate taxes and insurance ..........     247      412      247      412      514      733     1,107
  Interest expense, net.........................   1,485      339       --      187    1,590    1,386       778
  Corporate administration expenses(2)..........      --      479      341      479      622      499       445
Income (loss) before limited partners' interest
  and extraordinary item(3).....................     (51)   1,316    1,085    1,424    1,791    4,040     6,595
Income (loss) before extraordinary item.........    (143)   1,311    1,085    1,424    1,791    4,040     6,595
Extraordinary item(4)...........................     146     (250)      --       --      (19)    (989)     (689)
Net income......................................       3    1,061    1,085    1,424    1,772    3,051     5,906
Basic earnings per common share(5)..............      --     0.35     0.28     0.42     0.34     0.49      0.64
Diluted earnings per common share(5)............      --     0.34     0.28     0.37     0.45     0.48      0.63
Dividends paid per common share(6)..............      --     0.50       --       --     0.80     0.86      0.90
Weighted average number of common shares --
  basic(5)......................................      --    3,067    3,852    3,364    3,750    6,178     9,222
Weighted average number of common shares --
  diluted(5)....................................      --    3,085    3,852    3,870    3,901    6,366     9,414

                                                                          DECEMBER 31,
                                                   -----------------------------------------------------------
                                                                                                         AS
                                                                      HISTORICAL                      ADJUSTED
                                                   ------------------------------------------------   --------
                                                    1993      1994      1995      1996       1997       1997
                                                   -------   -------   -------   -------   --------   --------
BALANCE SHEET DATA:
Investment in real estate (before accumulated
  depreciation)..................................  $25,247   $38,525   $57,370   $80,816   $117,515   $117,515
Net investment in real estate....................   21,909    33,760    50,780    71,611    104,931    104,931
Total assets.....................................   23,073    35,074    52,806    73,985    107,606    107,606
Total mortgage debt..............................   19,117    11,530    30,214    22,317     29,625      5,744
Shareholders' equity.............................    1,279    23,282    21,754    50,763     75,161     99,042

                                                               YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------
                                                                                                             AS
                                       HISTORICAL           PRO FORMA               HISTORICAL            ADJUSTED
                                    -----------------   -----------------   ---------------------------   --------
                                     1993      1994      1993      1994      1995      1996      1997       1997
                                    -------   -------   -------   -------   -------   -------   -------   --------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA, ADR AND REVPAR)
OTHER DATA:
Funds from Operations(7)..........  $ 1,016   $ 2,738   $ 2,298   $ 2,895   $ 3,616   $ 6,758   $10,637   $11,335
Occupancy Rate....................     68.2%     70.1%     68.2%     70.1%     67.5%     66.9%     64.9%     64.9%
ADR...............................  $ 38.03   $ 39.43   $ 38.03   $ 39.43   $ 42.80   $ 45.80   $ 47.25   $ 47.25
REVPAR............................  $ 25.94   $ 27.64   $ 25.94   $ 27.64   $ 28.89   $ 30.64   $ 30.68   $ 30.68
Room Revenues.....................  $ 6,322   $ 8,373   $ 6,322   $ 8,373   $13,310   $19,950   $27,588   $27,588
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends(8)..............      .87      3.16     22.60      4.35      1.37      2.84      5.21      2.43
As adjusted ratio of EBITDA to
  debt service plus preferred
  dividends(9)....................                                                                           4.74
As adjusted preferred dividend
  coverage ratio(10)..............                                                                           4.85
Room nights available.............  236,170   295,193   236,170   295,193   448,906   634,549   878,056   878,056
Operating Inns (at period end)....       15        20        15        20        32        43        62        62
Rooms available (at period end)...      707       966       707       966     1,537     2,107     2,924     2,924

---------------

 (1) Revenues for historical 1993 include room revenues of the Inns and other revenue of the Company. Revenues in 1994, 1995, 1996 and 1997 and the 1993 and 1994 pro forma periods consist solely of lease payments from the Operator calculated using the provisions in the Lease applied to the historical room revenues of the Inns.
 (2) Corporate administration expenses for the Company consist of amounts allocated from Kitchin Investments, Inc. for salaries for the management and overhead of the Company, office, audit, legal and printing expenses, etc. pursuant to the terms of an agreement between the Company and Kitchin Investments, Inc. effective January 1, 1994. Kitchin Investments, Inc. is a corporation wholly owned by the Company's President, Chief Executive Officer and Chairman.
 (3) Prior to its initial public common stock offering in early 1994, the Company financed the development of new Inns through the formation of general and limited partnerships to which outside investors contributed equity capital. Following completion of its initial public offering, the Company acquired all such partnerships' interests in the Inns and the partnerships were liquidated and terminated. Therefore, the limited partners' interest is applicable only for the 1993 and 1994 historical periods.
 (4) Extraordinary items in 1994 through 1997 consist of write-offs of deferred finance costs and prepayment penalties due to the early extinguishment of debt. The extraordinary item in 1993 consists of a gain due to the early extinguishment of debt.
 (5) All earnings per share have been restated to conform to Financial Accounting Standards Board Statement No. 128, Earnings per Share, and Securities and Exchange Commission Staff Accounting Bulletin No. 98. Pro forma earnings per share assume the 3,851,752 shares of Common Stock outstanding after the Company's initial public offering in February 1994 were outstanding the entire period, excluding any conversions of preferred stock in the basic earnings per share calculations. See Notes 2 and 6 to the consolidated financial statements. Earnings per share for historical 1993 are not presented as they are not meaningful due to the November 15, 1993, reincorporation, similar to a recapitalization, and the Company's initial public offering described in Note 1 to the consolidated financial statements.
 (6) Represents amounts paid during the year and does not equate to dividends declared for the year due to the lag between the end of the period and payment of dividends.
 (7) Funds from Operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT"), according to the March 1995 interpretation, as net income (computed in accordance with generally accepted accounting principles ("GAAP")) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and after adjustments for unconsolidated partnerships and joint ventures. The Company has made adjustments to its net income consisting only of depreciation, loss on disposals and the extraordinary item for debt restructuring. The Company notes that industry analysts and investors use Funds from Operations as another tool to evaluate and compare equity REITs. The Company also believes it is meaningful as an indicator of net income excluding most non-cash items and provides information about the Company's cash available for distributions, debt service and capital expenditures. Other non-cash expenses such as deferred finance cost amortization and stock option expense have not been added back in Funds from Operations. Funds from Operations does not represent cash flow from operating activities in accordance with GAAP and is not indicative of cash available to fund all of the Company's cash needs. Funds from Operations should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flows as a measure of liquidity. In addition, the Company's Funds from Operations may not be comparable to other companies' Funds from Operations due to differing methods of calculating Funds from Operations and varying interpretations of the NAREIT definition.
 (8) For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred stock dividends) to income (loss) before extraordinary items. Fixed charges consist of interest costs whether expensed or capitalized, amortization of debt discounts and issue costs whether expensed or capitalized and preferred stock dividends in applicable periods. The Company paid preferred stock dividends in 1993 and 1995 and is assumed to pay such dividends in the 1997 as adjusted period. Earnings were inadequate to cover fixed charges by $216,551 in 1993. This deficiency occurred prior to the Company's business recapitalization on December 31, 1993.
 (9) EBITDA represents income (loss) before limited partners' interest, extraordinary items, depreciation and amortization. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for net income or other data prepared in accordance with GAAP or as a measure of the Company's profitability or liquidity. Debt service includes required principal and interest payments but excludes early repayments of debt.
(10) Represents EBITDA less interest payments divided by preferred stock dividend payments during the period.

                           FORWARD LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference, contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, but not limited to, those paragraphs relating to the Company's expansion plans, acquisition of or leasing additional parcels of land, construction of new Inns and expansion of existing Inns, availability of debt financing and capital, payment of quarterly dividends and other matters. These statements are based on certain assumptions and analyses made by the Company in the light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform to the Company's expectations and predictions is subject to a number of risks and uncertainties, including: (1) the Company's ability to (a) secure construction and permanent financing to finance such development on terms and conditions favorable to the Company, (b) assess accurately the market demand for new Inns and expansions of existing Inns, particularly in light of recent indications that the hotel industry may be entering a period of oversupply, (c) identify and purchase or lease new sites which meet its various criteria, including reasonable land prices or ground lease terms, (d) contract for the construction of new Inns and expansions of existing Inns in a manner which produces Inns consistent with its present quality and standards at a reasonable cost and without significant delays, (e) provide ongoing renovation and refurbishment of the Inns sufficient to maintain consistent quality among the Inns, and (f) manage its business in a cost-effective manner given the increase in the number of Inns; (2) the Operator's ability to manage the Inns profitably; (3) general economic, market and business conditions, particularly those in the lodging industry generally and in the geographic markets where the Inns are located; (4) the business opportunities (or lack thereof) that may be presented to and pursued by the Company; (5) the availability of qualified managers and employees necessary for the Company's planned growth, particularly in light of current low rates of unemployment; (6) changes in laws or regulations; (7) the Company's continued qualification as a REIT and continuation of favorable income tax treatment for REITs under federal law; (8) factors identified in the Company's filings with the Securities and Exchange Commission, including the factors listed in the Registration Statement on Form S-3 in which this Prospectus Supplement and the accompanying Prospectus are included and the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and (9) other factors, most of which are beyond the control of the Company. Consequently, all of such forward-looking statements are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized, or even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

                                  RISK FACTORS

     An investment in the Series A Preferred Stock involves various risks, including those described below and in the accompanying Prospectus under the heading "Risk Factors" beginning on page 5. Investors should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in determining whether to purchase shares of the Series A Preferred Stock offered hereby.

RISKS RELATED TO ISSUANCE OF ADDITIONAL PREFERRED STOCK

     The Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") do not limit the issuance of additional series of preferred stock ranking in parity with or superior to the Series A Preferred Stock. The issuance of additional preferred stock in parity with or superior to the Series A Preferred Stock could have the effect of diluting the interests of holders of the Series A Preferred Stock. None of the provisions relating to the Series A Preferred Stock contain any provisions affording the holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect the holders of the Series A Preferred Stock.

HOTEL INDUSTRY RISKS -- COMPETITION

     Certain segments of the hotel industry, including the segment in which the Company operates, have experienced an increase in room supply in recent years. The Company expects room supply in the future to continue to increase. There can be no assurance that demand will support such increased room supply. The Company believes that due to its strategy of selectively expanding into markets which have a shortage of quality rooms, it is less susceptible to possible downturns in the hotel industry caused by an oversupply of rooms. Continued increases in supply, however, could result in decreased average daily room rate ("ADR"), occupancy and revenue per available room ("REVPAR") at the Inns.

RISKS RELATED TO LACK OF AS-BUILT SURVEYS

     For certain of its properties, the Company has not obtained surveys showing the location and orientation of the completed improvements ("as-built surveys"). Without as-built surveys, there is a possibility that as to any particular Inn or expansion (i) the Inn and other improvements on the property were not constructed within the boundary lines of the property, (ii) the Inn and such other improvements exist in, or encroach upon, a restricted area of the property, (iii) the Inn and such other improvements violate certain other types of private or governmental restrictions, covenants, easements or rights affecting the property or (iv) in some cases, the Inn does not have good and legal access to a public road or right of way. In addition, several of the title policies for such Inns do not insure against losses for matters that would be shown on an as-built survey. The costs of remedying such conditions, if any, could adversely affect the Company's results from operations and financial condition. The existence of such conditions could adversely affect the Company's ability to dispose of such an Inn or reduce the sales price received by the Company for such an Inn upon disposition.

     The Company believes that such risks are mitigated by the fact that each of such Inns (i) is open and operating for its intended use, (ii) has received a building permit and a certificate of occupancy upon completion issued for the improvements by the appropriate governmental authorities, (iii) was constructed by the Contractor under close supervision by the Company and in accordance with procedures and guidelines established by the Company in connection with the construction of its other Inns and (iv) is small in comparison to the size of the typical site on which it is constructed. However, the Company is in the process of obtaining as-built surveys on the remaining approximately 32 Inns without surveys, and intends to obtain such surveys on Inns constructed in the future on an ongoing basis.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Series A Preferred Stock offered hereby are estimated to be approximately $23.9 million. The Company intends to use all of the net proceeds for repayment of certain indebtedness outstanding under the Line and certain other mortgage indebtedness which was incurred to finance the development of new Inns and expansions of existing Inns. At February 28, 1998, a total of approximately $14.4 million and $22.6 million were outstanding under the Line and all mortgage and construction loans, respectively. Loans under the Line bear interest at rates initially ranging from 8.5% to 8.75%, which are adjustable annually to equal a major leader's prime rate as published in the Wall Street Journal plus .25% or .50%. The minimum annual interest rate payable under the Line is 7% and the maximum is 13%. The annual interest rates at February 28, 1998, ranged from 8.75% to 9.00%. Loans made under the Line are secured by mortgages on 31 of the Inns. Payments of interest are due monthly, and monthly payments of principal commence in June 1999. Principal on loans under the Line is amortized using a 15-year period and is payable in full in May 2006. The Company's other mortgage indebtedness to be repaid consists of loans with terms of seven years and maturity dates ranging from 2003 to 2004. Payments of principal and interest are due monthly and any remaining unpaid balances are payable in full on the individual note's maturity date. Interest rates are adjusted to a specified spread above the prime rate, and ranged from 8.5% to 9.0% at February 28, 1998. At that date, such loans were secured by mortgages on 16 of the Inns. The Company is currently negotiating with its lenders to increase the Line to approximately $55 million, but has no full commitment from such lenders at this time regarding such an increase.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the sale of 1,000,000 shares of Series A Preferred Stock offered hereby and the application of the estimated net proceeds therefrom.

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
Long-term debt (including lines of credit)..................  $ 29,625      $  5,744
Shareholders' Equity:
  Preferred Stock, $1.00 par value, 100,000 shares
     authorized, 20,000,000 shares authorized, as adjusted;
     no shares issued and outstanding, 1,000,000 shares
          % Series A Cumulative Preferred Stock, issued and
     outstanding, as adjusted...............................         0         1,000
  Common Stock, $.10 par value, 20,000,000 shares
     authorized, 40,000,000 shares authorized, as adjusted;
     9,774,075 shares issued and outstanding, actual and as
     adjusted...............................................       977           977
  Additional paid-in capital................................    75,211        98,092
  Retained deficit..........................................    (1,027)       (1,027)
                                                              --------      --------
          Total shareholders' equity........................    75,161        99,042
                                                              --------      --------
          Total capitalization..............................  $104,786      $104,786
                                                              ========      ========

---------------

(1) Assumes a sale price of $25 per share for the Series A Preferred Stock sold in the Offering less underwriters' discounts and estimated expenses for estimated net proceeds to the Company of approximately $23.9 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's historical and pro forma consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement. Such financial statements and information reflect the historical operations of the Company through December 31, 1997.

     The Company has grown from a hotel chain with four Inns containing 162 rooms at January 1, 1990, to 62 Inns containing 2,924 rooms at December 31, 1997. From its inception in 1988 until December 31, 1993, the Company was engaged in the business of developing, owning and managing Inns. As part of its activities, the Company engaged in development and construction of new Inns. On December 31, 1993, the Company restructured by divesting itself of the subsidiary corporations through which it conducted its construction activities, securities brokerage activities and aviation operations. In addition, the Company transferred its outdoor advertising business to the predecessor to Jameson Outdoor Advertising Company, LLC, which is wholly owned by the Company's Chairman and largest stockholder and his wife. The Company no longer manages or operates the Inns upon their completion, but limits its activities to developing and owning the Inns. The Operator leases the Inns from the Company and operates them.

     JOC was formed in 1993 to conduct the operation of the Inns and, effective January 1, 1994, entered into a master lease (the "Initial Lease") with the Company for that purpose. As of December 28, 1997, JOC sold all of its assets and operations to JOCLLC which succeeded JOC as lessee under the Initial Lease. In addition, effective in December 1997, in order to reduce its franchise tax liability, the Company transferred ownership of Inns located in certain states to subsidiaries of the Company which do business only in the respective states. As of December 28, 1997, each such subsidiary also leases all of the Inns which it owns to JOCLLC under the terms of a master lease which is substantially similar to the Initial Lease.

     The 1993 and 1994 pro forma financial information has eliminated those businesses in which the Company has not been engaged since it divested these businesses on December 31, 1993, so as to be comparable to the 1995, 1996 and 1997 historical financial information. Although in 1994, 1995, 1996 and 1997, room revenues were earned by the Operator, not the Company, such revenues are the basis upon which the Percentage Rent paid to the Company by the Operator under the Lease is determined and, accordingly, such revenues are discussed below. The Lease limits the aggregate amount of Base Rent and Percentage Rent payable each year by the Operator under each Lease to an amount equal to 47% of the Operator's room revenues from the Inns covered by such Lease. The term "Same Inn Room Revenues" refers to revenues earned with respect to Inns which were operating during all of both comparison periods and includes revenues attributable to rooms added to existing Inns by virtue of expansion of such Inns.

     Effective January 1, 1994, the Company's primary source of revenue became Lease payments by the Operator under the Lease, and prior thereto under the predecessor leases with the partnerships which previously owned certain of the Inns. The expenses of the Company consist of property taxes, insurance, corporate overhead, compensation expense (or income) related to certain stock options, interest on mortgage debt and depreciation of the Inns. The Lease provides for the payment of Base Rent and Percentage Rent. For the year ended December 31, 1997, Base Rent and Percentage Rent in the aggregate amount of $13 million was earned by the Company. The principal determinant of percentage rent under the Lease is room revenues of the Inns. Therefore, management believes that a review of the historical performance of the operations of the 62 operating Inns, particularly with respect to occupancy, ADR and REVPAR, is appropriate for understanding the Lease revenue (see "-- Funds from Operations; Cash Available for Distribution," below, for the calculation of ADR and REVPAR).

RESULTS OF OPERATIONS

     Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996. Lease revenue for the Company for 1997 increased 38% to $13.0 million as compared to $9.4 million for 1996. The increase was due to an increase in the Operator's room revenues.

     The number of room nights available increased from 634,549 in 1996 to 878,056 in 1997, or 38%, due to the opening from January 1996 through December 1997 of 30 new 40-room Inns, two new 60-room Inns and seven 20- to 26-room expansions of existing Inns. The occupancy rate decreased from 66.9% for 1996 to 64.9% for 1997, while the ADR increased 3% from $45.80 in 1996 to $47.25 in 1997. As a result of these three factors, room revenues rose 38%, from $20 million for 1996 to $27.6 million in 1997. Same Inn Room Revenues for 1997 versus 1996 grew to $18.4 million from $18.3 million, or 1%. The growth is due to an increase in ADR from $45.62 to $46.60 for these Inns and an increase in room nights available (due to expansions of certain of these Inns) from 582,840 to 601,264, partially offset by a decrease in the occupancy rate from 67.0% to 64.0% for these Inns for 1997 compared to 1996. The decrease in overall occupancy of the Inns is attributable primarily to (i) the expansion of several high occupancy Inns which then experienced lower occupancy rates because of the additional rooms available in the marketplace, (ii) the opening of new Inns which typically require several months of operations before realizing higher occupancy rates and (iii) additional competition in certain markets.

     General and administrative expense includes overhead charges for management, accounting and legal services for the corporate home office. General and administrative expense for 1997 was $445,000, as compared to $499,000 for 1996, due to shared employees spending less time on the Company's business matters as compared to the Operator's, Contractor's and other related entities'.

     Property taxes and insurance expenses totaled $1.1 million in 1997, compared with $733,000 for 1996. The increase is attributable to the increase in the number of Inns and the expansion of existing Inns.

     Interest expense decreased from $1.4 million in 1996 to $.8 million in 1997 due to the repayment of approximately $25.6 million and $30.8 million in debt in March 1997 and April 1996, respectively. Proceeds to pay down debt were generated by the sale of 2.3 million and 3.3 million shares of Common Stock in March 1997 and April 1996, respectively. As a result of the early extinguishment of debt in 1997 and 1996, the Company had losses of $689,542 and 989,376, respectively, comprised of the write-offs of deferred finance costs and prepayment penalties, which are reflected as extraordinary items.

     Depreciation expense increased from $2.7 million in 1996 to $3.9 million in 1997, due to an increase in the number of operating Inns and the expansion of existing Inns.

     Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995. Lease revenue for the Company for 1996 increased 49% to $9.4 million as compared to $6.3 million for 1995. The increase was due to the increase in the Operator's room revenues, partially offset by the effect of a change in the Percentage Rent formula under the Lease amendment effective July 1, 1995.

     The number of room nights available increased from 448,906 in 1995 to 634,549 in 1996, or 41%, due to the opening from January 1996 through December 1996 of 11 new 40-room Inns and six 20- to 26-room expansions of existing Inns. The occupancy rate decreased from 67.5% for 1995 to 66.9% for 1996. However, ADR increased 7% from $42.80 in 1995 to $45.80 in 1996. As a result of these three factors, room revenues rose 50%, from $13.3 million for 1995 to $20 million in 1996. Same Inn Room Revenues for 1996 versus 1995 grew to $13.8 million from $12.1 million, or 14%. The growth is due to an increase in ADR from $42.73 to $45.76 for these Inns and an increase in room nights available (due to expansions of certain of these Inns) from 400,187 to 445,451, partially offset by a decrease in the occupancy rate from 68.8% to 66.1% for these Inns for 1996 compared to 1995. The decrease in overall occupancy of the Inns is attributable primarily to (i) the expansion of several high occupancy Inns which then experienced lower occupancy rates because of the additional rooms available in the marketplace, (ii) the opening of new Inns which typically require several months of operations before realizing higher occupancy rates, and (iii) additional competition in certain markets.

     General and administrative expense includes overhead charges for management, accounting and legal services for the corporate home office. General and administrative expense for 1996 was $499,000, as compared to $622,000 for 1995, due to shared employees spending less time on the Company's business matters as compared to the Operator's, Contractor's and other related entities'.

     Property taxes and insurance expenses totaled $733,000 in 1996, compared with $514,000 for 1995. The increase is attributable to the increase in the number of Inns and the expansion of existing Inns.

     Interest expense decreased from $1.6 million in 1995 to $1.4 million in 1996 due to the repayment of approximately $30.8 million in debt in April 1996 with proceeds from the sale of 3.3 million shares of Common Stock. As a result of the early extinguishment of this debt in 1996, the Company had a loss of $989,376, comprised of the write-offs of deferred finance costs, which are reflected as extraordinary items.

     Depreciation expense increased from $1.8 million in 1995 to $2.7 million in 1996, due to an increase in the number of operating Inns and the expansion of existing Inns.

FUNDS FROM OPERATIONS; CASH AVAILABLE FOR DISTRIBUTION

     The following table illustrates the Company's calculation of Funds from Operations and Cash Available for Distribution on an historical basis for the years ended December 31, 1995, 1996 and 1997. In March 1995, NAREIT published a new interpretation of Funds from Operations which the Company retroactively adopted at that time.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1995     1996     1997
                                                              ------   ------   ------
                                                                  ($ IN THOUSANDS)
Net Income..................................................  $1,772   $3,051   $5,906
Add:
  Depreciation expense......................................   1,825    2,670    3,898
  Loss on disposals.........................................      --       48      144
  Extraordinary item........................................      19      989      689
                                                              ------   ------   ------
Funds from Operations, per March 1995
  NAREIT interpretation.....................................   3,616    6,758   10,637
Add:
  Stock compensation expense................................      77       --       --
  Loan fee amortization expense.............................      87       93       80
Less:
  Additions to reserve for furniture, fixtures and
     equipment(1)...........................................    (288)    (778)  (1,077)
  Required loan principal repayments........................    (218)    (319)     (78)
                                                              ------   ------   ------
Cash Available for Distribution.............................  $3,274   $5,754   $9,562
                                                              ======   ======   ======

---------------

(1) Prior to July 1, 1995, the Operator was responsible for the replacement and refurbishment of furniture, fixtures and equipment. After that date and in conjunction with the Lease amendment, the Company assumed this responsibility. This amount equals 4% of the Inns' aggregate room revenues for the period.

     Funds from Operations is defined by NAREIT according to the March 1995 interpretation as net income (computed in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and after adjustments for unconsolidated partnerships and joint ventures. The Company has made adjustments to its net income consisting only of depreciation, loss on disposals and the extraordinary item for debt restructuring. The Company notes that industry analysts and investors use Funds from Operations as another tool to evaluate and compare equity REITs. The Company also believes it is meaningful as an indicator of net income excluding most non-cash items and provides information about the Company's cash available for distributions, debt service and capital expenditures. Other non-cash expenses such as deferred finance cost amortization and stock option expense have not been added back in Funds from Operations. Funds from Operations does not represent cash flow from operating activities in accordance with

GAAP and is not indicative of cash available to fund all of the Company's cash needs. Funds from Operations should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flows as a measure of liquidity. In addition, the Company's Funds from Operations may not be comparable to other companies' Funds from Operations due to differing methods of calculating Funds from Operations and varying interpretations of the NAREIT definition.

     Cash Available for Distribution is calculated as Funds from Operations plus non-cash stock option expense and loan fee amortization, less amounts estimated for future replacement and refurbishment of furniture, fixtures and equipment and required loan principal repayments. On July 1, 1995, the Company adopted a policy of maintaining cash or sufficient access to borrowings equal to 4% of the Inns' aggregate room revenues since July 1, 1995, less amounts actually spent from that date forward. Prior to this date, the obligation to fund replacement and refurbishment of furniture, fixtures and equipment was the Operator's. For the period July 1, 1995, through December 31, 1997, 4% of room revenues equaled $2,143,000 and the Company expended $1,645,000 on such items in that same period. In addition, the Company expects to retain some portion of the Cash Available for Distribution for working capital and capital expenditures.

LIQUIDITY AND CAPITAL RESOURCES

     Since its election to be taxed as a REIT, the Company has financed and currently intends to continue financing the construction of new Inns entirely with bank borrowings. At December 31, 1997, the Company had approximately $29.8 million in outstanding debt. It is management's intention to continue to borrow from some or all of its previous lenders to finance future projects.

     The Company's approximately $36 million Line is convertible in June 1999 to a term note. At December 31, 1997, the Company had drawn down $11.3 million under the Line with approximately $24.7 million remaining available credit. At February 28, 1998, the Company had drawn down $14.4 million under the Line with approximately $21.6 million remaining available credit. Loans made under the Line bear interest at rates initially ranging from 8.5% to 8.75%, which are adjustable annually to equal a major lender's prime rate as published in the Wall Street Journal plus .25% or .50%. The minimum annual interest rate payable under the Line is 7% and the maximum is 13%. The annual interest rates at December 31, 1997, ranged from 8.75% to 9%. Loans made under the Line are secured by mortgages on 31 of the Inns. Payments of interest are due monthly, and monthly payments of principal commence in June 1999. Principal on loans under the Line is amortized using a 15-year period and is payable in full in May 2006.

     Construction and long-term mortgage financing are expected to be available to fund the balance of anticipated construction costs not funded under the Line. For each new Inn developed by the Company, generally a construction loan for approximately $1.1 million has been obtained. Each construction loan converts to a long-term mortgage financing upon completion of the Inn without any further action by the Company. Each of the mortgage and construction loans outstanding at December 31, 1997, is amortized over 15 years and is payable in full seven years from its inception. The interest rate on each of such loans is adjusted annually, after an 18-month interest-only period, to the prime rate then prevailing plus .25% to 1.5% with a floor of 7% and a cap of 12%, with no annual change greater than 1%. As of December 31, 1997, the construction loans are secured by mortgages on seven of the Inns.

     The Company believes it can continue to finance new Inns and Inn expansions with these construction and long-term mortgage loans. As of December 31, 1997, the Company had 15 Inns which were debt free and could be used as collateral should the Company need additional borrowing capacity. In addition, after completion of the Offering and the expected application of the net proceeds therefrom, an additional 18 Inns will be debt free and available as collateral for additional borrowings. Management believes the Company can adequately meet its financing needs for the next year through available borrowings under the Line and other traditional debt financing methods available to the Company. The Company is currently negotiating with its lenders to increase the Line to an aggregate of approximately $55 million, but has not received a full commitment from such lenders at this time regarding such increase. Since the Company presently intends to rely primarily on borrowings for construction and permanent financing of new Inns and the expansion of existing Inns, the lack of sufficient financing on favorable terms and conditions could prevent or significantly deter the Company from constructing new Inns or expanding existing Inns. The availability of such financing depends on a number of factors over which the Company has no control, including general economic conditions, the economic and competitive environments of the communities in which the Inns are located and the level and stability of long-term interest rates. The Company also is considering possible additional long-term debt or equity financing that would be available to fund its ongoing development activities.

     In January 1997, the Company filed a shelf registration statement with the Securities and Exchange Commission that provides for the issuance of an aggregate of up to $100 million in Common Stock, Preferred Stock and Common Stock warrants to be offered and sold from time to time. On March 10, 1997, the Company completed the sale of 2,300,000 newly issued shares of common stock. Net proceeds of approximately $26 million were used to repay certain existing mortgage indebtedness at that date. The Company intends to use future net proceeds, if any, from any sale of securities under such registration statement for the repayment of existing indebtedness, working capital and general corporate purposes.

     The Company expects to continue to develop additional Inns as suitable opportunities arise, and the Company will not undertake investments unless adequate sources of financing December 31, 1997, the Company had also borrowed approximately $2.8 million to finance the construction of seven new Inns located at Kingsland and Perry, Georgia; Dunn, Lenoir and Smithfield, North Carolina; and Duncan and Spartanburg, South Carolina. In addition, the Company is negotiating construction loans for the construction of new Inns at Trussville, Alabama; Eden and Roanoke Rapids, North Carolina; and Cleveland, Tennessee. Total construction costs of these 11 Inns, excluding land and closing costs, is expected to be approximately $15.7 million when complete. The Company is also currently expanding the Inns in Forest City, North Carolina and LaGrange, Georgia. The expansions are being financed under the Line. The Company may in the future expand additional Inns if management determines that sufficient market demand exists and financing is available for any such expansion.

     As with most real estate investments, the Company's investments in the Inns are relatively illiquid and such illiquidity is further increased by many of the Inns being located in smaller communities. As a result, the ability of the Company to sell or otherwise dispose of any Inn to provide liquidity will be very limited.

     In connection with its initial public offering in 1994, the Company sold to Commonwealth Associates, for an aggregate of $260, warrants to purchase up to 260,000 shares of Common Stock at an exercise price of $14.85 per share exercisable at any time until January 27, 1999.

     The Company has four stock incentive plans in place. As of December 31, 1997, 1,738,007 shares of Common Stock were reserved for future grants and options to purchase 807,851 shares of Common Stock were outstanding (including 365,855 which were exercisable). In addition, as of December 31, 1997, 64,401 shares of Common Stock issued to certain key officers and employees were restricted as to sale until fully vested in 2006 and 2007.

YEAR 2000

     Based on a recent assessment, the Company believes that the arrival of the year 2000 and the potential related computer problems should not have a material impact on either the Company or the Operator and that their current software is year 2000 compliant.

INFLATION

     Operators of hotels in general possess the ability to adjust room rates quickly. Although the Operator raised its room rates by approximately 5% in each of July 1994 and April 1995, 7% in 1996 and 3% in 1997, competitive pressures have limited, and may in the future limit, the Operator's ability to raise rates in the face of inflation.

SEASONALITY

     The Inns' historical operations have been seasonal in nature, reflecting higher occupancy rates in the second and third quarters. This seasonality can be expected to cause fluctuations in the Company's Lease revenue that it receives from the Operator.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their ages at February 28, 1998, are as follows:

NAME                       AGE                       POSITION
----                       ---                       --------
Thomas W. Kitchin........  56    President, Chief Executive Officer, Director,
                                 Chairman of the Board of Directors
William D. Walker........  44    Vice President -- Development
Craig R. Kitchin.........  30    Vice President -- Finance, Chief Financial
                                 Officer, Treasurer
Steven A. Curlee.........  46    Vice President -- Legal, General Counsel,
                                 Secretary
Robert D. Hisrich........  53    Director
Michael E. Lawrence......  52    Director
Thomas J. O'Haren........  63    Director

     Set forth below is certain information concerning the Company's directors and executive officers.

     Thomas W. Kitchin is the founder and has been an officer and director of the Company since its incorporation in 1988. Prior to founding the Company, he spent 10 years in the oil and gas industry and served as chief executive officer of an oil and gas company listed on the American Stock Exchange. Mr. Kitchin serves as a director of the Association of Publicly Traded Companies, an association that represents public companies that trade on The Nasdaq Stock Market, New York Stock Exchange and American Stock Exchange; chairman of the Georgia Hospitality and Travel Association; director of the American Hotel & Motel Association; director of the Georgia State University Cecil B. Day School of Hospitality Administration; director of the Georgia Southern University Restaurant, Hotel and Institutional Administration Academic Advisory Board; and director of the Northside Hospital Advisory Board. In addition, he has served on the board of directors of a private school, several banks and oil companies and numerous other civic, charitable and social service agencies. Mr. Kitchin is the father of Craig R. Kitchin, Vice President -- Finance, Chief Financial Officer and Treasurer of the Company. Mr. Kitchin and his spouse are also the sole owners of the Operator, the Contractor and Kitchin Investments, Inc.

     William D. Walker is Vice President -- Development of the Company. He has been an officer of the Company since its inception in 1988 and served as a director from 1988 through October 29, 1993. Prior to joining the Company, he worked in various financial management positions for twelve years. Mr. Walker received a B.B.A. degree in finance from Texas Tech University in 1975.

     Craig R. Kitchin became Chief Financial Officer of the Company in February 1994 and Vice President -- Finance in November 1997. He joined the Company as its Controller and Treasurer in June 1992, upon receiving his M.B.A. degree from the University of Chicago with concentrations in accounting and finance. Before attending the University of Chicago, he was a financial analyst with FMC Corporation in Santa Clara, California, from 1989 to 1990, where his primary responsibilities included budgeting and forecasting overhead expenses. Mr. Kitchin graduated from Santa Clara University with a degree in finance in 1989. Craig Kitchin is the son of Thomas W. Kitchin, the President of the Company.

     Steven A. Curlee became General Counsel and Secretary of the Company on January 1, 1993 and Vice President -- Legal in November 1997. From April 1985 to July 1992, he was general counsel for an oil and gas company listed on the American Stock Exchange. Prior thereto, he was engaged in the private practice of law in Tulsa, Oklahoma for five years. From 1976 to 1980, Mr. Curlee served on active duty in the U.S. Navy as a Judge Advocate. He continues to serve in the Navy Reserves, having attained the rank of Commander. Mr. Curlee received a B.A. degree in political science and his J.D. from the University of Arkansas. He received a Master of Law in Taxation degree from Georgetown University. Mr. Curlee is admitted to practice law in Arkansas, the District of Columbia, Oklahoma, Texas and Georgia.

     Robert D. Hisrich, Ph.D., became a director in October 1993. Dr. Hisrich has held the A. Malachi Mixon III Chair in Entrepreneurial Studies and has been a professor at the Weatherford School of Management, Case Western Reserve University, Cleveland, Ohio, since September 1993. From 1985 until his appointment at Case Western Reserve University, Dr. Hisrich held the Bovaird Chair of Entrepreneurial Studies and Private Enterprise, was a professor of marketing, and was also a Director of the Enterprise Development Center at The University of Tulsa, Tulsa, Oklahoma. In the spring of 1992, Dr. Hisrich was a Visiting Professor of Entrepreneurship Studies at the University of Limerick, Limerick, Ireland, and from 1990 through 1991, he was a Fulbright Professor and holder of the Alexander Hamilton Chair in Entrepreneurship at the Foundation for Small Enterprise Economic Development, Budapest, Hungary. In the spring of 1989, Dr. Hisrich was a Fulbright Professor at the International Management Center, Budapest, Hungary. In addition, since 1974 Dr. Hisrich has been Director of H & B Associates, a marketing and management consulting firm. He has also held a number of other academic positions and is widely published in the areas of marketing, management and entrepreneurship. Dr. Hisrich has a B.A. degree in English and science from DePauw University, an M.B.A. degree in marketing from the University of Cincinnati and a Ph.D. degree in business administration from the University of Cincinnati.

     Michael E. Lawrence became a director in April 1994. Since March 1994, he has been a director of Sea Pines Associates, Inc., a publicly held corporation with approximately $35 million in annual revenues which owns and operates real estate and recreational properties on Hilton Head Island, South Carolina. Mr. Lawrence is president and chief executive officer of Sea Pines Company and Sea Pines Real Estate Company, wholly-owned subsidiaries of Sea Pines Associates, Inc. Prior to joining Sea Pines Associates, Inc., Mr. Lawrence was a management consultant with Ernst & Young from 1969 through 1989 and was a partner in that firm from 1982 through 1989. Mr. Lawrence is a certified public accountant with a B.S. degree from Washington and Lee University and an M.B.A. degree from Emory University.

     Thomas J. O'Haren became a director in June 1997. He has been employed for the past 26 years in sales and marketing for Cigna Financial Advisors, Inc., a company engaged in the insurance business. Mr. O'Haren serves that company both as a regional vice president and as a consultant. He is active in the insurance industry, including serving as an adjunct professor of leadership at The American College, the degree-granting college of the insurance industry, as a member of The American College Leadership Institute and as chairman of the board of trustees of the GAMA Foundation, a research foundation for the insurance industry. Mr. O'Haren has a B.S. degree in finance from Pennsylvania State University, received his Chartered Life Underwriter designation in 1966 and his designation as a Chartered Financial Consultant in 1983.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth as of February 28, 1998, the beneficial ownership of Common Stock by (i) each director, (ii) each executive officer, and
(iii) by all directors and executive officers of the Company as a group. Except as otherwise noted, each person identified in the table has sole voting and investment power over the shares shown as beneficially owned, subject to community property laws where applicable.

                                                               SHARES OF
                                                              COMMON STOCK
                                                              BENEFICIALLY   PERCENTAGE
NAME OF OWNER OR IDENTITY OF GROUP                              OWNED(1)      OF CLASS
----------------------------------                            ------------   ----------
Thomas W. Kitchin...........................................    647,170(2)     6.6%
William D. Walker...........................................     53,422(3)        *
Craig R. Kitchin............................................     14,245(4)        *
Steven A. Curlee............................................     36,001(5)        *
Robert D. Hisrich...........................................     30,900(6)        *
Michael E. Lawrence.........................................     30,500(6)        *
Thomas J. O'Haren...........................................     50,827(6)        *
All directors and executive officers as a group (7
  persons)..................................................    863,065(7)     8.6%

---------------

 *  Less than one percent (1%)
(1) The total number includes shares issued and outstanding as of February 28, 1998, plus shares which the owner shown above has the right to acquire within 60 days after February 28, 1998. For purposes of calculating the percent of the class outstanding held by each owner shown above with a right to acquire additional shares, the total number of shares excludes the shares which all other persons have the right to acquire within 60 days after February 28, 1998, pursuant to the exercise of outstanding stock options.
(2) Includes 46,938 shares owned by Kitchin Children's Trust, the beneficiaries of which are members of the family of Mr. Kitchin and of which Mr. Kitchin serves as trustee, 75,000 shares issuable upon the exercise of currently vested stock options, 37,500 shares of unvested restricted Common Stock and 30,000 shares owned jointly with Mr. Kitchin's spouse.
(3) Includes 45,000 shares issuable upon the exercise of currently vested stock options and 5,625 shares of unvested restricted Common Stock.
(4) Includes 67 shares issuable upon the exercise of currently vested stock options and 3,750 shares of unvested restricted Common Stock.
(5) Includes 29,000 shares issuable upon the exercise of currently vested stock options and 3,750 shares of unvested restricted Common Stock.
(6) Includes 30,000 shares issuable upon the exercise of currently vested stock options.
(7) Includes 239,067 shares issuable upon the exercise of currently vested stock options, and 50,625 shares of unvested restricted Common Stock.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

     The description below of the particular terms of the Series A Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Company is authorized to issue up to 10,000,000 shares of preferred stock ("Preferred Stock") from time to time, in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Georgia law and as the Board of Directors may determine prior to issuance thereof by adoption of an amendment of the Company's Articles of Incorporation without any further vote or action by the Company's shareholders. As of the date of this Prospectus Supplement, no shares of Preferred Stock were outstanding.

     None of the terms of the Series A Preferred Stock or, subject to limited exceptions, any of the debt agreements of the Company contains any provisions affording holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect holders of the Series A Preferred Stock.

     The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Articles of Incorporation and the amendment to the Articles of Incorporation creating the Series A Preferred Stock (the "Designating Amendment"), each of which is available from the Company.

MATURITY

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK

     The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company and to all equity securities ranking junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

DIVIDENDS

     Holders of shares of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate
of      % per annum of the Liquidation Preference per share (equivalent to a
fixed annual amount of $          per share).

     Dividends on the Series A Preferred Stock will be cumulative from the date of original issue and shall be payable quarterly in arrears on or about the 20th day of January, April, July and October of each year, or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend will be paid on or before April 20, 1998. Dividends payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of 12 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the last business day of December, March, June and September, respectively, or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 45 nor less than 20 days prior to the applicable Dividend Payment Date (each, a "Dividend Record Date"). The first Dividend Record Date for determination of shareholders entitled to receive dividends on the Series A Preferred Stock is expected to be March 31, 1998.

     No dividends on shares of Series A Preferred Stock will be declared by the Board of Directors or paid or set apart for payment by the Company if the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment will be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code") any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock will be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series A Preferred Stock for the year bears to the Total Dividends.

     Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock will be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period: (i) no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment, (ii) no other distribution will be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation and
(iii) no shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, will be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation or redemption for the purpose of preserving the Company's qualification as a REIT). Holders of shares of the Series A Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of the Series A Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders the Liquidation Preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights. Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, will not be deemed to constitute a liquidation, dissolution or winding up of the Company.

REDEMPTION OF SERIES A PREFERRED STOCK UPON A CHANGE OF CONTROL

     At any time prior to March   , 2003, the Company may, at its option, upon
the occurrence of a Change of Control Event (as defined below) redeem all of the outstanding Series A Preferred Stock at the applicable redemption price reflected below, plus accrued and unpaid dividends (if any) to the date of repurchase. The repurchase price (excluding dividends) will be as follows:

                                                                                     PURCHASE
FROM                                             THROUGH                              PRICE
----                                             -------                             --------
Closing of Offering    March 31, 1998..............................................   $26.05
April 1, 1998          June 30, 1998...............................................    26.00
July 1, 1998           September 30, 1998..........................................    25.95
October 1, 1998        December 31, 1998...........................................    25.90
January 1, 1999        March 31, 1999..............................................    25.85
April 1, 1999          June 30, 1999...............................................    25.80
July 1, 1999           September 30, 1999..........................................    25.75
October 1, 1999        December 31, 1999...........................................    25.70
January 1, 2000        March 31, 2000..............................................    25.65
April 1, 2000          June 30, 2000...............................................    25.60
July 1, 2000           September 30, 2000..........................................    25.55
October 1, 2000        December 31, 2000...........................................    25.50
January 1, 2001        March 31, 2001..............................................    25.45
April 1, 2001          June 30, 2001...............................................    25.40
July 1, 2001           September 30, 2001..........................................    25.35
October 1, 2001        December 31, 2001...........................................    25.30
January 1, 2002        March 30, 2002..............................................    25.25
April 1, 2002          June 30, 2002...............................................    25.20
July 1, 2002           September 30, 2002..........................................    25.15
October 1, 2002        December 31, 2002...........................................    25.10
January 1, 2003        March   , 2003..............................................    25.05

     Such redemption may be consummated at any time prior to, contemporaneously with or after the Change of Control (as defined below), provided that notice of any such redemption pursuant to this paragraph is given no later than 90 days following the date upon which the Change of Control Event occurred, the repurchase date must be within 60 days of the date of notice and a sum sufficient to redeem the shares must be deposited in trust to effect the redemption.

     As used herein, a "Change of Control Event" means the execution by the Company or any of its subsidiaries or affiliates of any agreement with respect to any proposed transaction or event or series of transactions or events which, individually or in the aggregate, may reasonably be expected to result in a Change of Control.

     A "Change of Control" will be deemed to have occurred at such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of Voting Stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of Voting Stock representing more than 35% of the total voting power of the total Voting Stock of the Company on a fully diluted basis; (ii) the date the Company sells, transfers or otherwise disposes of all or substantially all of the assets of the Company; or (iii) the date of the consummation of a merger or share exchange of the Company with another corporation where the shareholders of the Company immediately prior to the merger or share exchange would not beneficially own immediately after the merger or share exchange, shares entitling such shareholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all shareholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of the Board of Directors of the Company immediately prior to the merger, or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. "Voting Stock" means capital stock of any class or kind having the power to vote generally for the election of directors of the Company.

REDEMPTION

     Other than upon the occurrence of a Change of Control Event as described under "-- Redemption of Series A Preferred Stock Upon a Change of Control" or in the event a shareholder acquires shares in excess of the Ownership Limitation as described under "-- Restrictions on Ownership and Transfer", the Series A
Preferred Stock is not redeemable prior to March   , 2003. However, in order to
enable the Company to continue to meet the stock ownership requirements for qualification as a REIT, the Series A Preferred Stock will be subject to provisions in the Designating Amendment pursuant to which any shares of Series A Preferred Stock owned by a shareholder in excess of the Ownership Limitation (as defined herein) will be transferred to a trust and the shareholder will have the right to receive certain compensation for such shares. See "-- Restrictions on
Ownership and Transfer." On and after March   , 2003, the Company, at its option
upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest.

PROCEDURES FOR REDEMPTION

     Holders of Series A Preferred Stock to be redeemed will surrender such Series A Preferred Stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company. The Company's ability to redeem Series A Preferred Stock is subject to the limitations on distributions in the Georgia Business Corporation Code.

     Unless full cumulative dividends on all shares of Series A Preferred Stock will have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock will be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed. In addition, the Company will not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation). The foregoing will not, however, prevent the redemption by the Company of shares of stock in order to ensure that the Company continues to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock. So long as no dividends are in arrears, the Company will be entitled at any time and from time to time to repurchase shares of Series A Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice will state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder must also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

     Immediately prior to any redemption of Series A Preferred Stock, the Company will pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date will be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company continues to meet the requirements for qualification as a REIT, Series A Preferred Stock acquired by a shareholder in excess of the Ownership Limitation (as defined below) will automatically be transferred to a trust and the shareholder will have the right to receive certain compensation for such stock from the Company.

VOTING RIGHTS

     Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

     Whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more quarters (whether consecutive or not) (a "Preferred Dividend Default"), the holders of such shares of Series A Preferred Stock (voting separately as a voting group with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote separately as a voting group for the election of a total of two additional directors to serve on the Board of Directors of the Company (the

"Preferred Stock Directors"). The vote will be taken at a special meeting called by the holders of record of at least 20% of the Series A Preferred Stock and the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders. The holders of Series A Preferred Stock will be entitled to vote at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. A quorum for any such meeting will exist if at least a majority of the outstanding shares of Series A Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meeting. Such Preferred Stock Directors will be elected upon the affirmative vote of a plurality of the shares of Series A Preferred Stock and such Parity Preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock have been paid in full or set aside for payment in full, the holders thereof will be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default). Furthermore, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected will terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series A Preferred Stock and such Parity Preferred when they have the voting rights described above (voting separately as a voting group with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default continues, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock and such Parity Preferred when they have the voting rights described above (voting separately as a voting group with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors will each be entitled to one vote per director on any matter.

     Under Georgia law, the Series A Preferred Stock will be entitled to vote as a separate voting group on the adoption of any proposed amendment of the Articles of Incorporation that would: (i) change the aggregate number of authorized shares of that class of stock; (ii) effect an exchange or reclassification of any shares of that class into shares of another class; (iii) effect an exchange (or create a right of exchange) or reclassification of any shares of another class into shares of that class; (iv) change the designation, rights, preferences or limitations of any shares of that class; (v) change any shares of that class into a different number of shares of the same class; (vi) create a new class of shares having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of the class; (vii) increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, would have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of that class; (viii) limit or deny an existing preemptive right of any shares of that class; (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class or (x) cancel, redeem or repurchase any shares of the class. The above mandatory voting rights apply regardless of whether the change is favorable or unfavorable to the affected series or class. Under Georgia law, the Series A Preferred Stock will also have the right to vote on any dividend payable in shares of Series A Preferred Stock to holders of shares of another class or series of the Company's stock.

     Unless the Articles of Incorporation, the Company's bylaws, or the Board of Directors requires a higher vote, the vote required within each voting group will be a majority of shares actually cast at a meeting at which a quorum is present, except that if the proposed amendment creates dissenters' rights for any voting group, the vote required within that voting group will be a majority of the total votes in that voting group entitled to be cast on the amendment.

     Under Georgia law, the Series A Preferred Stock will be entitled to vote separately on a plan of merger if the plan of merger contains a provision that, if contained in a proposed amendment to the Articles of Incorporation, would require action on the proposed amendment. If shares of Series A Preferred Stock are included in a proposed share exchange, holders of Series A Preferred Stock will be entitled to vote as a separate voting group. The right to vote separately as a group on a plan of merger does not apply to a voting group if
(i) the articles of incorporation of the surviving corporation will not differ from the Company's Articles of Incorporation as then in effect; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitation, and relative rights, immediately after the merger and (iii) the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger and by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately after the merger. Unless the Articles of Incorporation, the Company's bylaws or the Board of Directors requires a greater vote, the plan of merger or share exchange must be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

CONVERSION

     The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to continue to qualify as a REIT under the Code, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to also include certain entities) during the last half of a taxable year, and such stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, certain percentages of the Company's gross income must be from particular activities. Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Designating Amendment restricts the ownership, acquisition and transfer of shares of Series A Preferred Stock (the "Ownership Limitation").

     The Ownership Limitation provides that, subject to certain exceptions specified in the Designating Amendment, Mr. Thomas W. Kitchin cannot own, or be deemed to own by virtue of the attribution provisions of the Code, more than that number of shares which is equal to 20.75% of the outstanding Series A Preferred Stock or the Related Party Limit (as defined below), American Real Estate Company Ltd. cannot own, directly or indirectly, more than 9% of the outstanding Series A Preferred Stock and no other shareholder may own, or similarly be deemed to own, more than 6.75% of the outstanding Series A Preferred Stock.

     In addition, since rent from any tenant 10% of which is owned, directly or constructively, by the Company, including an owner of 10% or more of the Company, is not qualifying rent for purposes of the gross income tests under the Code, the Designating Amendment includes an additional ownership restriction referred to as the "Related Party Limit." The Related Party Limit provides that any shareholder who owns, or is deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the Ownership Limitation), in excess of a 9.9% interest or voting power in the capital stock, net assets or profits of an entity from whom the Company derives gross income cannot own more than 9.9% of the outstanding Series A Preferred Stock. Under this provision, Thomas W. Kitchin, sole owner of the Operator, would be precluded from owning or acquiring more than 9.9% of the outstanding Series A Preferred Stock.

     The Board of Directors has the power to grant a waiver of the Ownership Limitation or the Related Party Limit upon application by a shareholder. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

     If shares in excess of the Ownership Limitation or Related Party Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer will be null and void and the intended transferee will acquire no rights to the stock. Shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limitation or Related Party Limit ("Excess Shares") will be automatically transferred, pursuant to the Designating Amendment, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the shares are ultimately transferred (without violating the Ownership Limitation or Related Party Limit). While the Excess Shares are held in trust, they will not be entitled to vote, they will not be considered for purposes of any shareholder vote or the determination of a quorum for such vote and they will not be entitled to participate in any distributions made by the Company. The intended transferee-shareholder may, at any time the Excess Shares are held by the Company in trust, transfer the Excess Shares at a price not to exceed the price paid by the intended transferee-shareholder to any individual whose ownership of such Excess Shares would be permitted under the Ownership Limit, at which time the Excess Shares would no longer be Excess Shares. In addition, the Company would have the right, for a period of 90 days during the time the Excess Shares are held by the Company in trust, to purchase all or any portion of the Excess Shares from the intended transferee-shareholder at the lesser of the price paid for the Series A Preferred Stock by the intended transferee-shareholder and the closing market price for shares of Series A Preferred Stock on the date the Company exercises its option to purchase. The 90-day period would commence on the later of the date of the violative transfer of ownership and the date the intended transferee-shareholder gives notice of the transfer to the Company, or, if no notice is given, the date the Board of Directors determines that a violative transfer of ownership has occurred.

     The Ownership Limitation or Related Party Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limitation or Related Party Limit would require an amendment to the Articles of Incorporation. Amendments to the Articles of Incorporation require the affirmative vote of holders owning a majority of the outstanding Voting Stock. In addition to preserving the Company's status as a REIT, the Ownership Limitation and Related Party Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

     All certificates representing shares of Series A Preferred Stock will bear a legend referring to the restrictions described above. All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the outstanding Series A Preferred Stock must file an affidavit with the Company containing the information specified in the Designating Amendment within 30 days after January 1 of each year. In addition, each shareholder will upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

TRANSFER AND DIVIDEND PAYING AGENT

     First Union Bank of North Carolina, N.A., will act as the transfer and dividend payment agent in respect of the Series A Preferred Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     This discussion supplements, and to the extent inconsistent therewith replaces, the discussion set forth in the accompanying Prospectus under the heading "Federal Income Tax Considerations."

     Except as noted below, this discussion does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. Such matters are discussed in the accompanying Prospectus under "Federal Income Tax Considerations." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Series A Preferred Stock.

TAXATION OF THE COMPANY

     In the opinion of Conner & Winters, A Professional Corporation ("Conner & Winters"), the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 1994, through December 31, 1997, and the Company's organization and proposed method of operation will enable it to qualify to be taxed as a REIT for its taxable year ending December 31, 1998, and future taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. It must be emphasized that Conner & Winters' opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Such factual assumptions and representations are set out in the federal income tax opinion that will be delivered by Conner & Winters at the closing of the Offering. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and stock ownership, the various qualification tests imposed under the Code. Conner & Winters will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax Considerations -- Failure to Qualify" in the accompanying Prospectus.

TAXPAYER RELIEF ACT OF 1997

     On August 5, 1997, President Clinton signed into law the Taxpayer Relief Act of 1997 (H.R. 2014) (the "1997 Act"), which modified several provisions of the Code relating to REITs. Some of the REIT-related modifications, which first became effective with respect to the Company for its taxable year beginning on January 1, 1998, include the following: (i) the rule disqualifying a REIT for any year in which it fails to comply with certain regulations requiring the REIT to monitor its stock ownership is replaced with a monetary penalty; (ii) the rule disqualifying a REIT that is "closely held" does not apply if, during such year, the REIT complied with certain regulations which require the REIT to monitor its stock ownership, and the REIT did not know or have reason to know that it was closely held (i.e., a REIT is "closely held" if, during the last half of its taxable year, 50% or more in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities)); (iii) a REIT is permitted to render a de minimis amount of impermissible services to tenants of its rental property and still treat amounts received with respect to such property (other than amounts attributable to such services) as "rents from real property"; (iv) the rules regarding attribution to partnerships for purposes of defining "rents from real property" are modified; (v) the 30% gross income test is repealed and (vi) any corporation wholly owned by a REIT is permitted to be treated as a qualified REIT subsidiary regardless of whether such subsidiary always has been owned by the REIT.

CLINTON ADMINISTRATION'S PROPOSED LEGISLATIVE CHANGES

     The Clinton Administration's budget proposal announced on February 2, 1998, includes a proposal to amend the REIT asset tests. (For a discussion of the REIT asset tests under current law, see the discussion in the accompanying Prospectus under "Federal Income Tax Consideration -- Asset Tests.") The proposal would prohibit a REIT from owning more than 10% of the vote or value of the outstanding stock of any corporation other than a qualified REIT subsidiary. Stock of a non-qualified REIT subsidiary already owned by the REIT on the specified effective date (i.e., the date of first Congressional committee action) would be exempt from the new law, and therefore subject only to the 5% asset test and 10% voting securities test of current law. Such exemption, however, would terminate if the subsidiary engaged in a new trade or business or acquired substantial new assets on or after the effective date. The Company currently does not own stock in any corporation that is not a qualified REIT subsidiary, but the proposal, if enacted, could affect the Company's ability in the future to acquire stock in a corporation other than a qualified REIT subsidiary.

     The Clinton Administration's budget proposal also would provide that no one person (including a corporation) could own, actually or constructively, stock of a REIT possessing more than 50% of the total combined voting power of all classes of the REIT's voting stock or more than 50% of the total value of the shares of all classes of the REIT's stock. This proposal would apply only to entities first electing REIT status for taxable years beginning on or after the specified effective date (i.e., the date of first Congressional committee action). Consequently, it would not apply to the Company, because the Company's REIT election took effect in its taxable year that began on January 1, 1994.

     At this time, it is uncertain whether either of these provisions will be enacted. In addition, there can be no assurance that other legislation having a material effect on the Company's operations or its ability to qualify as a REIT will not be proposed or enacted.

CAPITAL GAINS RATES UNDER THE 1997 ACT

     In addition to modifying certain provisions of the Code relating to REITs, the 1997 Act lowered the tax rates that apply to capital gains of a non-corporate taxpayer. A capital gain of a non-corporate taxpayer generally will be taxed at a maximum rate of 20 percent with respect to capital assets held for more than 18 months, and generally will be taxed at a rate of 28 percent with respect to capital assets held for more than one year but not more than 18 months. The tax rates applicable to ordinary income apply to gain attributable to the sale or exchange of capital assets held for one year or less. In the case of capital gain attributable to the sale or exchange of certain real property held for more than 18 months, an amount of such gain equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income will be taxed at a maximum rate of 25 percent.

DIVIDENDS AND OTHER DISTRIBUTIONS; BACKUP WITHHOLDING

     For a discussion regarding the taxation of dividends and other distributions with respect to shares of the Company's capital stock, and the backup withholding rules, see "Federal Income Tax Considerations -- Taxation of Shareholders" in the accompanying Prospectus.

     In determining the extent to which a distribution on the Series A Preferred Stock constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated, on a pro rata basis, first to distributions with respect to the Series A Preferred Stock and then to the Common Stock.

     The 1997 Act provides that the Company may make an election to treat all or a portion of its undistributed net capital gain as if it had been distributed to the Company's shareholders. If the Company were to make such an election, the Company's shareholders would be required to include in their income as long-term capital gain their proportionate share of the Company's undistributed net capital gain, as designated by the Company. Each such shareholder would be deemed to have paid his proportionate share of the income tax imposed on the Company with respect to such undistributed net capital gain, and this amount would be credited or refunded to the shareholder. In addition, the tax basis of the shareholder's stock would be increased by his or her proportionate share of undistributed net capital gain included in his income less his or her proportionate share of the income tax imposed on the Company with respect to such gains.

     With respect to distributions designated by the Company as capital gain dividends, the Company may designate (subject to certain limits) whether the dividend is taxable to shareholders as a 20 percent rate gain distribution, an unrecaptured depreciation distribution taxed at a 25 percent rate, or a 28 percent rate gain distribution. See "Capital Gains Rates under the 1997 Act," above.

REDEMPTION OF SERIES A PREFERRED STOCK

     A redemption of Series A Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of the Series A Preferred Stock. The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder (which will not be the case if only Series A Preferred Stock is redeemed, since it generally does not have voting rights), (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of
Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     If a redemption of Series A Preferred Stock is treated as a distribution that is taxable as a dividend, a shareholder's adjusted tax basis in the redeemed Series A Preferred Stock will be transferred to such shareholder's remaining stock holdings in the Company. If the shareholder does not retain any stock ownership in the Company, such basis could be transferred to a related person or it may be lost.

NEW TREASURY REGULATIONS REGARDING WITHHOLDING, INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Treasury Department recently issued final regulations relating to withholding, information reporting and backup withholding on U.S. source income paid to foreign persons (including, for example, dividends paid by the Company to Non-U.S. Shareholders). These regulations generally will be effective with respect to payments made after December 31, 1998, subject to certain transition rules. Prospective investors should consult their own tax advisors as to the effect, if any, of the final regulations on their purchase, ownership and disposition of the Series A Preferred Stock.

                                  UNDERWRITING

     Morgan Keegan & Company, Inc. and CIBC Oppenheimer Corp. (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company the number of shares of Series A Preferred Stock set forth opposite their respective names below:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Morgan Keegan & Company, Inc................................
CIBC Oppenheimer............................................
                                                              ---------
          Total.............................................  1,000,000
                                                              =========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Series A Preferred Stock offered hereby, if any such shares are purchased. The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Series A Preferred Stock to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess
of $     per share of Series A Preferred Stock. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $     per share to other
dealers. The public offering price and the concessions and discount to dealers may be changed by the Underwriters after the initial offering.

     The Company has agreed, subject to certain exceptions, that it will not, without the prior written consent of the Underwriters, directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise transfer or dispose of any shares of Preferred Stock for a period of 90 days from the date hereof.

     During and after the Offering, the Underwriters may purchase and sell the Series A Preferred Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the Series A Preferred Stock sold in the Offering for their account may be reclaimed by the syndicate if such Series A Preferred Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Series A Preferred Stock, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     In connection with the offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market-making transactions in the Series A Preferred Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the one business day prior to the pricing of the offering before the commencement of offers or sales of the Series A Preferred Stock. The passive market-making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.

     The Company has agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company has applied to list the Series A Preferred Stock on Nasdaq under the symbol "JAMSP." If approved, trading of the Series A Preferred Stock on Nasdaq is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Stock. Prior to the Offering, there has been no public market for the shares of Series A Preferred Stock. The Underwriters have advised the Company that each intends to make a market in the Series A Preferred Stock prior to the commencement of trading on Nasdaq, but is not obligated to do so and may discontinue market making at any time without notice.

                                 LEGAL MATTERS

     The legality of the shares of Series A Preferred Stock offered hereby will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma ("Conner & Winters"). Conner & Winters will rely on the opinion of Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia, with respect to all matters involving Georgia law. The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia. The description of federal tax consequences in the Prospectus Supplement under the caption "Certain Federal Income Tax Considerations" and contained in the accompanying Prospectus under the caption "Federal Income Tax Considerations" is based upon the opinion of Conner & Winters.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company and the financial statements of the Operator included in Jameson Inns, Inc.'s annual report on Form 10-K for the year ended December 31, 1997, incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. In addition, the Company's Common Stock is traded on Nasdaq and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at The Nasdaq Stock Market, 1725 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 22549, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Series A Preferred Stock offered hereby. This Prospectus Supplement, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the Series A Preferred Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document heretofore filed by the Company (File No. 0-23256) with the Commission is incorporated herein by reference:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement (and the accompanying Prospectus) and prior to the termination of the Offering of the Series A Preferred Stock shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement (and the accompanying Prospectus) to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus Supplement and the accompanying Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Jameson Inns, Inc., 8 Perimeter Center East, Suite 8050, Atlanta, Georgia 30346-1603, Attention: Investor Relations, (770) 901-9020.

PROSPECTUS

                                  $100,000,000

                               JAMESON INNS, INC.
                      COMMON STOCK, COMMON STOCK WARRANTS
                              AND PREFERRED STOCK

     Jameson Inns, Inc. (the "Company") may from time to time offer in one or more series (i) shares of its common stock, par value $.10 per share (the "Common Stock"), (ii) warrants to purchase Common Stock (the "Common Stock Warrants"), and (iii) shares or fractional shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"), with an aggregate public offering price of up to $100,000,000 (or the equivalent thereof in foreign currencies or currency units). The Common Stock, Common Stock Warrants and Preferred Stock (the "Offered Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of offering and set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Common Stock, the number of shares and the public offering price; (ii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability features; and (iii) in the case of Preferred Stock, the specific number of shares, designation, any distribution, dividend, liquidation, redemption, conversion, voting and other rights and any initial public offering price. In addition, such specific terms of the Offered Securities may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about all material federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or underwriters are involved in the sale of any Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them will be set forth, or will be calculable from information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.
                             ---------------------
     SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                             ---------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                             ---------------------
                The date of this Prospectus is February 28, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENTS OR DEALERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company's Registration Statement on Form S-3 (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. The Common Stock is listed on The Nasdaq Stock Market and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at The Nasdaq Stock Market, 1725 K Street, N.W., Washington, D.C. 20006-1506.

     This Prospectus constitutes a part of the Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Offered Securities, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission (Commission File No. 0-23256) and are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          2. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 1996; and

          3. The Company's Registration Statement on Form 8-A, dated January 18, 1994, which contains a description of the Common Stock, including any amendment or report filed for the purposes of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents.

     Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including any exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference to the information that this Prospectus incorporates). Requests should be directed to the Company at 8 Perimeter Center East -- Suite 8050, Atlanta, Georgia 30346-1603, Attention: Investor Relations, (770) 901-9020.

                                  THE COMPANY

     The Company, a Georgia corporation, was formed in 1988 by Thomas W. Kitchin for the purpose of developing and owning limited service hotel properties ("Inns"). The Company is a self-administered REIT which develops and owns Inns operating in the southeastern United State under the trademark "The Jameson Inn(R)." The Company became a public company upon consummation of its initial public Common Stock offering in February 1994.

     The Company's growth strategy is to enhance shareholder value by increasing Funds from Operations and Cash Available for Distribution by developing additional Inns, expanding existing Inns and participating in increased room revenues generated through operation of the Inns by Jameson Operating Company (the "Operator") pursuant to the master lease (the "Lease") between the Company and the Operator. New Inns are expected to be constructed by Jameson Development Company, LLC. For definitions of the terms "Funds from Operations" and "Cash Available for Distributions," see "Risk Factors -- Risks of an Investment in the Company -- Risks of Rapid Expansion."

     In order to maintain its status as a REIT, the Company is precluded from operating the Inns. Therefore, all of the existing Inns are, and the Company expects that all future Inns developed by the Company during the Lease term will be, leased to and operated by the Operator which is responsible for the day-to-day management, operation and marketing of the Inns. Under the Lease, the Company receives a fixed base rent per Inn room ("Base Rent") and, if applicable, percentage rent ("Percentage Rent") based on room revenues from the Inns.

     The officers and employees of the Company are also officers and employees of the Operator and are compensated directly by Kitchin Investments, Inc. ("KI"), which also directly pays the Company's overhead costs. Under the terms of an agreement between the Company and KI (the "Cost Reimbursement Agreement"), the Company reimburses KI for employee compensation and general and administrative overhead costs attributable to the Company. KI is owned by Thomas
W. Kitchin, Chairman, President and Chief Executive Officer of the Company. Jameson Construction Company, which is wholly owned by KI, and its successor, Jameson Development Company LLC (the "Contractor"), which is owned by Mr. Kitchin and his wife, have acted as general contractor with respect to all except two of the existing Inns and Inn expansions pursuant to construction agreements ("Construction Agreements") covering one or more Inns or Inn expansions. The Company expects that the Contractor will continue to act as contractor for future Inns and Inn expansions in the future.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable Prospectus Supplement, the Company intends to use the net proceeds from any sale of the Offered Securities for working capital and for general corporate purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions associated with the continued expansion of the Company's business.

                      RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 1996 and for each of the last five fiscal years. With respect to periods prior to December 31, 1993, the Company's consolidated ratios of earnings to combined fixed charges and preferred stock dividends reflect the operating results from the businesses previously conducted by the Company and its affiliates and predecessors.

                                                                                       NINE MONTHS
                                                                                          ENDED
                                                     YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                               ------------------------------------   -------------
                                               1991    1992    1993    1994    1995       1996
                                               ----    ----    ----    ----    ----   -------------
Ratio of earnings to combined fixed charges
  and preferred stock dividends(1)             .64(2)  .77(2)  .87(2)  3.16    1.37       2.75

---------------

(1) For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred stock dividends) to income (loss) before extraordinary items. Fixed charges consist of interest costs whether expensed or capitalized, amortization of debt discounts and issue costs whether expensed or capitalized and preferred stock dividends in applicable periods. The Company paid preferred stock dividends in 1991, 1992, 1993 and 1995.
(2) Earnings were inadequate to cover fixed charges by $530,678 in 1991, $369,283 in 1992 and $216,551 in 1993. These deficiencies occurred in years prior to the Company's business recapitalization on December 31, 1993.
                                  RISK FACTORS

     In evaluating an investment in the Offered Securities, prospective investors should carefully consider the following risk factors in addition to the other information in this Prospectus and any applicable Prospectus Supplement.

RISKS OF AN INVESTMENT IN THE COMPANY

     The following Risk Factors describe matters which may specifically affect an investment in the Company.

  Risks of Rapid Expansion

     The Company's growth strategy contemplates a rapid and continuous development of new Inns and expansions of existing Inns. The successful implementation of this strategy is dependent on numerous factors, including those unique to the Company and those generally associated with overall hotel, real estate and general economic conditions. Those risk factors specific to the Company include its ability (i) to secure construction and permanent financing to finance such development on terms and conditions favorable to the Company since the Company plans to borrow 100% of the costs of developing new Inns and expanding existing Inns, (ii) to assess accurately the market demand for new Inns and expansions of existing Inns, (iii) to identify and purchase new sites which meet its various criteria, including reasonable land prices, (iv) to contract for the construction of new Inns and expansions in a manner which produces Inns consistent with its present quality and standards at a reasonable cost and without significant delays, and (v) to manage its business in a cost-effective manner given the increase in the number of Inns. In addition, risk factors affecting the profitable ownership of any Inn include the Operator's ability to manage the Inns and to attract, develop and retain the personnel, procedures and practices necessary to generate the Room Revenues (as defined in the following sentence) which the Company anticipates will result from development and expansions of Inns. Room Revenues includes in accordance with the Lease all gross rentals from Inn rooms, telephone, vending and other miscellaneous income and excludes all credits, rebates and refunds, sales taxes and other excise taxes.

     No assurance can be given that some or all of the factors discussed above will not preclude or at least delay the development of new Inns and the expansion of existing Inns, or that the terms of financing available to the Company or the operating results of any new or expanded Inns will not actually have a negative economic effect on the Company and reduce the amount of Cash Available for Distribution, calculated as described in the following sentence. Cash Available for Distribution is calculated, in the Company's case, as Funds from Operations (as defined by the National Association of Real Estate Investment Trusts and further interpreted by it in February 1995) plus non-cash expenses (stock compensation and loan fee amortization), less 4% of Room Revenues for the replacement and refurbishment of furniture, fixtures and equipment since July 1, 1995, less loan principal repayments.

  Conflicts of Interest

     In addition to his positions with and stock ownership interest in the Company, Thomas W. Kitchin, the Chairman, President and Chief Executive Officer of the Company, is the 9.9% beneficial owner of the Operator, the sole owner of KI and the owner of the Contractor. Steven A. Curlee, General Counsel and Secretary of the Company, beneficially owns the remaining 90.1% of the Operator. The Company does not own any interest in the Operator, the Contractor or KI. As a result of Mr. Kitchin's positions with and ownership interests in the various entities, there are inherent conflicts of interest in connection with the development of additional Inns and expansion of existing Inns by the Company and in the Company's dealings with (i) the Operator under the Lease, (ii) the Contractor under the Construction Agreements, and (iii) KI with respect to allocation and payment of overhead expenses under the Cost Reimbursement Agreement. In that regard, the Lease, the form of the Construction Agreement and the Cost Reimbursement Agreement were not negotiated on an arm's-length basis. The Company believes, however, that the terms and conditions of the Lease, the Construction Agreements and the Cost Reimbursement Agreement are fair to the Company, and each was approved by the directors of the Company who are not officers or members of management of the Company and who are not affiliates in any way with the Operator or the Contractor ("Independent Directors").

     The Company expects that all future Inns developed by the Company during the term of the Lease will be added to the Lease, that most if not all future Inns and Inn expansions will be constructed by the Contractor pursuant to Construction Agreements and that KI will continue to pay the Company's salaries and other administrative overhead, subject to reimbursement thereof by the Company under the Cost Reimbursement Agreement. In an effort, however, to reduce conflicts of interest inherent in Mr. Kitchin's relationships with the various entities, each transaction or arrangement involving the Company and the Operator or the Contractor, or any affiliate of either entity, has been and will be subject to approval by a majority of the Independent Directors. Further, the Operator has agreed that neither it nor any of its affiliates will (i) operate or manage a hotel property in which the Company has not invested that is within a 20-mile radius of an Inn, or (ii) own or have any interest in any hotel property in which the Company or an affiliate does not have an interest. In addition, Mr. Kitchin is prohibited under the terms of his employment agreement with the Company from owning, managing or operating, directly or indirectly, any hotel property other than the Inns during the term of his employment or, subject to certain conditions, any hotel property within a 20-mile radius of an Inn for two years following such employment.

  Exclusive Dependence on the Operator for Lease Revenues

     Certain rules relating to the qualification of REITs prohibit the Company from operating the Inns. To comply with these rules, the Company has leased the Inns to the Operator. Although not required by the applicable Internal Revenue Code rules and regulations, the Company chose to lease all of the Inns to the Operator rather than to one or more independent hotel management companies. By virtue of this arrangement, the Company is exclusively dependent on the Operator for Lease revenues, and is further dependent on the Operator's ability to generate sufficient cash flow from the operation of the Inns to enable the Operator to meet both the Base Rent and Percentage Rent payments. The obligations of the Operator under the Lease are unsecured. The Operator has only nominal assets other than its rights under the Lease, and, as a result, has very limited resources to perform certain of its financial obligations under the Lease, including fulfilling its obligation to indemnify the Company against various claims, damages and losses and, if Room Revenues from the Inns decrease substantially or new Inns take longer than expected to reach break-even operations, making payments of Base Rent.

     In addition, under the Lease, the Operator controls the daily operations of the Inns and the Company has no ability to participate in those decisions. Thus, even if the Inns were being managed inefficiently or in a manner which failed to maximize the amount of Percentage Rent the Company receives, the Company would be unable to require a change in Inn operating procedures. Under the Lease, the Company is limited to seeking redress only if the Operator violates the Lease terms, and then only to the extent of the remedies set forth therein. Such remedies include the Company's ability to terminate the Lease upon certain limited events of default, including the Operator's failure to pay Base Rent.

  Need for Additional Debt Financing and Related Risks

     The Company intends to borrow 100% of the funds required to finance the development of new Inns and expansion of existing Inns. There is no assurance that the Company will be able to obtain such financing. In addition, the Company may borrow additional funds in the future and/or issue corporate debt securities in public or private offerings and may need to maintain borrowing capacity to fulfill its commitment regarding funds required to be available for payment of the costs of replacement and refurbishment of furniture, fixtures and equipment of the Inns. There can be no assurance that the Company will be able to continue to meet its debt service obligations, and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including the Inns, to foreclosure. Because of the current relative unavailability and high cost of fixed interest rate long-term financing, it is anticipated that any future borrowings by the Company will be at interest rates which adjust with certain indices. Therefore, the Company's cost of financing will vary subject to events beyond the Company's control. Adverse economic conditions could result in higher interest rates which would increase debt service requirements on floating rate debt and could reduce Cash Available for Distribution. Adverse economic conditions could cause the terms on which borrowings are available to the Company to be unfavorable. In such circumstances, if the Company were in need of capital to repay indebtedness, it could be required to liquidate one or more investments in the Inns at times which might not permit realization of the maximum return on such investments.

     Current loan agreements provide for cross-collateralization and cross-default with respect to the Company's debt, and future loan agreements will likely contain similar provisions. The result of a cross-default provision is that a default by the Company in its payment or other obligations with respect to one loan or one Inn will result in a default with respect to all loans. The result of cross-collateralization is that all Inns effectively secure repayment of all of the Company's loans and a default on one loan creates a default with respect to other loans. In general, cross-collateralization and cross-default provisions in the Company's loans may place the Company's assets at a greater risk of foreclosure.

     The foreclosure of a mortgage on an Inn could have material adverse tax effects on the Company. In the event a mortgage lender were to foreclose on an Inn to enforce its lien in satisfaction of non-recourse debt, the Company might be required to recognize income. If the amount of the debt discharged exceeded the Inn's fair market value, the amount of debt discharge income to be recognized would be equal to the excess of the amount of such debt over the fair market value of the Inn. In addition, the Company would recognize a capital gain to the extent, if any, that the fair market value of the Inn exceeded its basis. The debt discharge income would be subject to the 95% distribution requirement described below in "Federal Income Tax Considerations -- Annual Distribution Requirements."

     Also, if the Company's debt service obligations continue to be based on 15- to 20-year amortizations, the portion of the Company's cash flow necessary to make principal payments on obligations to finance future Inns may exceed the cost recovery deductions, which are based on 39-year useful lives, available with respect to such Inns for federal income tax purposes. As a result, the Company's cash available for distribution to its shareholders may not be adequate to allow distribution of 95% of the Company's taxable income. The Company might be forced to borrow to fund such distribution. If the Company were unable to obtain financing, and as a result did not make the requisite distribution, the Company's status as a REIT would be jeopardized.

     Finally, the Company currently has a policy of limiting its outstanding indebtedness to 65% of the aggregate appraised value of the Inns; however, the Company's organizational documents do not limit the amount of indebtedness that the Company may incur. Accordingly, the Board of Directors of the Company could change the current policies of the Company and the Company could become more highly leveraged, resulting in an increased risk of default on the obligations of the Company and in an increase in debt service requirements. Such an increase could adversely affect the financial condition and results of operations of the

Company, the Company's ability to make dividend distributions to its shareholders and could, as a result, jeopardize the Company's status as a REIT. See "Federal Income Tax Considerations -- Annual Distribution Requirements."

     Lack of Industry Diversification; Concentration of Inns in Southeastern United States

     The Company currently invests only in Inns and intends to continue similarly to limit its investments in the future. As a result, an investment in the Company carries with it the risks of an investment concentrated in a single industry and in a single narrow segment of that industry. In addition, all currently operating Inns are located in the southeastern United States and for the foreseeable future the Company will continue to restrict development of new Inns to that region of the country. This concentration of the Company's investments in a narrow segment of a single industry and in a single geographic region makes the Company more vulnerable to adverse effects of regional occurrences such as regional economic recessions, seasonal factors and natural disasters. Any such occurrence could have a more significant effect on operation of the Inns, and, therefore, on Lease revenues and Cash Available for Distribution than if the Company's investments were more economically and geographically diverse.

  Reliance on Current Management

     Although the Company's management team includes individuals with substantial experience in operating, managing, developing and acquiring Inns and other hotel and real estate properties, the Company has relied and will continue to rely for strategic business direction upon the services and expertise of Thomas W. Kitchin, Chairman, President and Chief Executive Officer of the Company. In addition, certain of the Company's loan agreements provide for a default upon a change of management. The occurrence of any event which would cause the Company to lose the services of Mr. Kitchin could have a material adverse effect on the Company. The Company has purchased a $1.0 million key-man life insurance policy covering Mr. Kitchin. There is no assurance, however, that the Company will continue to maintain such insurance policy in effect or that any proceeds thereof would be sufficient to compensate the Company for the loss of Mr. Kitchin's services.

  Potential Increases in Outstanding Shares

     The Company maintains certain stock option and stock grant plans to provide incentive compensation to its directors, officers and key employees and to those of the Operator (the "Stock Plans"). The availability for resale of shares of Common Stock issued or issuable under the Stock Plans may depress the market price of the Common Stock. In addition, to the extent stock options and other incentive awards which may be granted under the Stock Plans vest and are exercised at prices below the net book value of the Common Stock, the issuance of shares of Common Stock resulting therefrom will cause an immediate dilution of the interests of other shareholders in the Company.

  Effect of Market Interest Rates on Price of Common Stock; Trading Volume

     One of the factors that may influence the price of the Common Stock in public trading markets will be the annual yield from distributions by the Company on the price paid for shares of Common Stock as compared to yields on other financial instruments. Thus, an increase in market interest rates may result in higher yields on other financial instruments, which could adversely affect the market price of the Common Stock. In addition, the trading volume of equity interests in REITs is generally not as high as in equity interests in other entities. Accordingly, the trading volume of shares of Common Stock may be adversely affected by the Company's status as a REIT, thereby reducing the liquidity of an investment in the Company.

  Certain Antitakeover Provisions

     Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and amended Bylaws (as amended, the "Bylaws") may have the effect of discouraging a third party from making an acquisition proposal for the Company without the approval of the Board of Directors and may thereby inhibit a change in control of the Company under circumstances that could give the holders of Common Stock the opportunity to realize a premium over the then prevailing market prices. For example, the Board of Directors of the Company has three classes of Directors with staggered terms of office. Directors for each class have been elected for a three-year term upon the expiration of the then current class' term. The staggered terms of Directors may affect the shareholders' ability to change control of the Company even if a change of control were in the shareholders' interest. In addition, to comply with the various restrictions imposed on REITs, the Articles of Incorporation contain a provision limiting the amount of voting stock of the Company which a stockholder or group of stockholders may own (the "Ownership Limit Provision"). Such limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

     The Articles of Incorporation authorize the Board of Directors to issue up to 100,000 shares of Preferred Stock, par value, $1.00 per share, and to establish the preferences and rights of any shares so issued. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with distribution, dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of shares of Common Stock. Through February 3, 1999, however, any issuance of Preferred Stock is subject to approval of a majority of the Company's Independent Directors. Issuance of Preferred Stock could have the effect of delaying or preventing a change of control of the Company even if a change of control were in the shareholders' interest. No shares of Preferred Stock are currently outstanding.

 Possibility that Changes in Investment and Financing Policies May Adversely Affect Financial Condition or Results of Operations

     The Board of Directors determines the investment and financing policies of the Company and its policies with respect to certain other activities, including growth, debt capitalization, distributions, operating policies and the Company's qualification as a REIT. Among other things, the Board of Directors could make financing decisions which could result in the creation of interests in the Company and/or the Inns with priority over the interests of the shareholders, and/or make equity investments in concerns with debt superior to the Company's equity interest. The Board of Directors has no present intention to amend or revise these policies. However, except with respect to the Company's qualification as a REIT, the Board of Directors may do so at any time without the approval of the shareholders. Any decision by the Board of Directors to relinquish the Company's status as a REIT is subject to the approval of a majority of the voting stock of the Company present at a meeting of the Company's shareholders. A change in these policies could adversely affect the Company's financial condition or results of operations.

RISKS OF HOTEL INVESTMENTS

     The following Risk Factors are descriptions of risks associated with investments in lodging properties such as the Inns.

  General Factors Affecting Investments in Hotels; Effect of Economic and Real Estate Conditions

     The Company's ownership of the Inns is subject to varying degrees of risk generally incident to the ownership and operation of real property and, in particular, hotels. Such ownership may be adversely affected by a number of factors, including the national, regional or local economic climate (which may be adversely impacted by plant closings, industry slowdowns, inflation and other factors); local lodging market conditions (such as an oversupply of guest rooms); perceptions by travelers of the safety, convenience and attractiveness of the Inns; the willingness and ability of the Operator to provide capable management and adequate maintenance; changes in governmental regulations, zoning or tax laws; operating cost increases; labor problems; potential environmental or other legal liabilities; and changes in interest rate levels. Although the Company does not operate the Inns, the impact of these factors on the Operator's ability to manage the Inns profitably may affect not only the Inns' value, but Room Revenues from the Inns and, therefore, rental payments under the Lease and the amount of the Company's distributions to its shareholders.

  Competition

     There are numerous hotels, including those that are part of major chains with substantial advertising budgets, national reservation systems, marketing programs and greater name recognition than the Company, that compete with the Inns in attracting travelers. In addition, the Inns are generally located in smaller communities where the entry of even one additional competitor into the market may materially affect the financial performance of the Inn in that community. Also, to the extent the Company builds new Inns in larger communities, the Operator may encounter additional and stronger competition. Increased competition could adversely affect the Operator's ability to make Lease payments to the Company.

  Renovation and Refurbishment Costs

     Hotels in general, including the Inns, have an ongoing need for renovation and refurbishment. The Company seeks to control such costs through the construction of new Inns rather than the purchase and renovation of existing hotel properties. Nonetheless, the Inns require periodic replacement of furniture, fixtures and equipment and the Lease requires that the Company pay the costs of such refurbishment. The Company has adopted a policy of maintaining sufficient cash or available borrowings to fund expenditures for replacement and refurbishment of furniture, fixtures and equipment for the Inns up to an amount equal to 4% of the Operator's total aggregate room revenues since July 1, 1995, less the amounts actually expended since that date. While management believes that such amount is adequate to support proper refurbishment of the Inns, the actual amounts necessary to pay such costs could exceed the Company's estimate. In such case, expenditure of additional funds for furniture, fixtures and equipment could have an adverse effect on the Company's ability to make the full amount of expected distributions to shareholders.

  Uninsured and Underinsured Losses

     The ownership of hotel properties by its nature presents risks of liability resulting from injuries to guests and resulting litigation. Under the terms of the Lease, the Company carries comprehensive liability, fire, extended coverage, rental loss and business interruption insurance covering all of the Inns with policy specifications and insured limits customarily carried for similar properties. However, no assurance can be given that such insurance coverage will be sufficient to fully protect the business and assets of the Company from all claims or liabilities, including environmental liabilities, or that the Company will be able to obtain additional insurance at commercially reasonable rates. In the event losses or claims are beyond the limits or scope of the Company's insurance coverage, the Company's business and assets could be materially adversely affected. In addition, certain types of losses (such as certain environmental liabilities) are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in the Inn(s), as well as anticipated future revenues from the Inn(s), while remaining obligated for any mortgage indebtedness or other financial obligations related to the Inn(s). Any such loss could have a material adverse effect on the Company's financial condition and results of operations.

  Americans with Disabilities Act

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. The Company believes that all existing Inns are substantially in compliance with these requirements and intends to construct future Inns in accordance with such requirements as well. In 1993, the Company engaged a disabilities consultant to make recommendations to the Company regarding the Inns' compliance with the ADA. The consultant submitted a report recommending a number of improvements for access to and use by disabled persons with respect to certain of the Inns then in operation, which improvements were made. The Company also believes that since such report was received, Inns have been constructed in a manner consistent with the recommendations contained therein. In addition to remedial costs, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. If the Company were required to make modifications to comply with the ADA, the Company's ability to make expected distributions to its shareholders could be adversely affected.

  Seasonality

     The hotel industry is seasonal in nature. Hotel revenues are generally greater in the second and third calendar quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the Company's Lease revenues.

RISKS OF REAL ESTATE INVESTMENTS

     The following Risk Factors describe certain risks generally incident to an investment in real estate.

  Illiquidity of Investments

     Equity real estate investments, including the Company's investments in the Inns, are relatively illiquid. The illiquidity of the Company's investment in the Inns is further increased by the Inns' location in smaller communities. As a result, the ability of the Company to sell or otherwise dispose of any Inn in response to changes in economic or other conditions may be limited.

  Environmental Matters

     Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate such property, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. While the Company has not incurred any such costs in connection with its ownership of the Inns, the Company may be potentially liable for such costs. The Company generally develops Inns in areas where the historical use of the land is well known and often agricultural. Management is not aware of any potential material liability or claims for which the Company may be responsible. However, no assurances can be given that (i) there are no material claims or liabilities related to real property ownership by the Company; (ii) future laws, ordinances or regulations will not impose any material environmental liability on the Company; and (iii) the current environmental condition of the Inns will not be affected by operation of the Inns, by the condition of properties in the vicinity of the Inns (such as the presence of underground storage tanks) or by third parties. Under the terms of the Lease, the Company indemnifies the Operator against environmental liabilities, except those caused by the acts or negligent failures of the Operator. In addition, the Lease provides that the Operator will indemnify the Company against environmental liabilities caused by the Operator's acts or negligent failures, although the Operator's financial condition may limit the value of such indemnity and, in any event, such indemnity will not apply to or protect the Company against past unknown violations and related liabilities.

TAX RISKS

  Inability to Qualify as a Real Estate Investment Trust

     The Company believes that it has qualified as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code") since January 1, 1994, and intends to continue to operate so as to qualify in the future. Although the Company currently operates in a manner consistent with its qualification as a REIT, no assurances can be given that the Company has qualified or will remain qualified as a REIT. Qualification as a REIT involves the adherence to requirements set forth in complex Code provisions and income tax regulations promulgated under the Code (the "Treasury Regulations"), for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. See "Federal Income Tax Considerations."

     If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income for federal income tax purposes and would be subject to federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the Company's shareholders could be reduced for each of the years involved. Although the Company currently intends to operate in a manner designed to enable it to continue to qualify as a REIT, it is possible that future economic, market, legal or other considerations may cause the Company's Board of Directors, with the consent of holders of a majority of the Company's voting stock present and voting at a meeting, to revoke the REIT election. See "Federal Income Tax Considerations."

  Distributions to Shareholders; Potential Requirement to Borrow

     To obtain the favorable tax treatment associated with REITs, the Company generally will be required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company will be subject to tax on its undistributed net taxable income and net capital gain, and a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary net income plus 95% of its capital gain net income for the calendar year.

     The Company intends to make distributions to its shareholders to comply with the distribution provisions of the Code and to avoid or minimize income taxes and the nondeductible excise tax. The Company's income and cash flow will consist primarily of the rents received under the Lease. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income of the Company and the effect of required debt amortization payments could require the Company to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. In such instances, the Company might need to borrow funds, if such borrowings were available to the Company, in order to avoid adverse tax consequences, even if management believed that then prevailing market conditions were not generally favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations. For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. The Company will provide each shareholder with an annual statement indicating the tax character of the distributions.

     Distributions by the Company are determined by the Company's Board of Directors and will be dependent on a number of factors, including the amount of Cash Available for Distribution, the Company's financial condition, any decision to reinvest rather than to distribute such funds, the Company's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. Accordingly, there is no assurance that the Company will be able to maintain its expected distribution rate. See "Federal Income Tax
Considerations -- Requirements for Qualification" and "-- Annual Distribution Requirements."

  Ownership Limit Necessary to Maintain REIT Qualification

     Not more than 50% in value of a REIT's outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code also to include certain entities) after its first taxable year as a REIT. Therefore, the Company's Articles of Incorporation prohibit ownership (directly or indirectly within the limitations of the attribution rules of the Code) of more than the applicable ownership limit as set forth in the Articles of Incorporation by any shareholder, subject to adjustment as described below.

     Any transfer of shares that would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio and the intended transferee of such shares will be deemed never to have had an interest in such shares or such shares will have limited rights and will be subject to redemption by the

Company. Further, if, in the opinion of the Board of Directors, a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors may, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee.

  Taxation of Non-U.S. Shareholders

     The Company will generally withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. shareholder unless (i) a lower treaty rate applies or (ii) the non-U.S. shareholder files the appropriate IRS form with the Company claiming that the distribution is "effectively connected" income within the meaning of Section 871 of the Code. See "Federal Income Tax Considerations -- Taxation of Non-U.S. Shareholders."

  Built-In Gain

     The adjusted tax basis of the Company in each of the 14 Inns acquired by the Company at the time of its IPO and its election to be taxed as a REIT was substantially below the fair market value of each of such Inns based on the appraisals obtained in connection with such offering. Consequently, if the Company were to sell one of such Inns before December 31, 2003, the Company would realize a significant amount of "Built-In Gain" which would be taxable to the Company without deduction for any amount distributed to the Company's shareholders from the sale proceeds and the amount of the gain realized (after payment of the tax) would be included in the gross income of the Company for purposes of the annual distribution requirements for qualification as a REIT. See "Federal Income Tax Considerations -- Taxation of the Company -- Annual Distribution Requirements."

                 ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

     Shareholders' rights and related matters are governed by the Company's Articles of Incorporation and its Bylaws. As used in this discussion, the term "Voting Stock" means outstanding shares of the Company's capital stock which are entitled to vote in the election of directors, voting together as a single class. Certain provisions of the Articles of Incorporation and Bylaws of the Company, which are summarized below, may make it more difficult to change the composition of the Company's Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

MAJORITY VOTING REQUIREMENT

     The Company's Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the Voting Stock, voting as a single voting group. The Company's Bylaws may be amended by either the affirmative vote of a majority of all Voting Stock, voting as a single group, or by an affirmative vote of a majority of the Company's directors then holding office, unless the shareholders prescribe that any such bylaw may not be amended or repealed by the Company's Board of Directors.

SPECIAL MEETINGS

     The Articles of Incorporation and the Bylaws provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, shareholder action can be taken at an annual or special meeting of shareholders or by written consent. Shareholders holding 25% or more of the Voting Stock entitled to vote on any issue to be considered at a proposed special meeting may call a special meeting of shareholders.

STAGGERED BOARD OF DIRECTORS

     The Articles of Incorporation and the Bylaws provide that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     The Articles of Incorporation provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed by the Bylaws or pursuant to a resolution passed by the Board of Directors or by holders of at least a majority of the Voting Stock, voting together as a single class. In addition, the Articles of Incorporation and the Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum; provided that vacancies created by an increase by shareholder vote of the number of members of the Board of Directors will be filled by a vote of the holders of a majority of the Voting Stock.

     Under the Georgia Business Corporation Code (the "Georgia Code"), unless the articles of incorporation provide otherwise, directors serving on a classified board may only be removed by the shareholders for cause. The Articles of Incorporation and the Bylaws of the Company provide that, subject to the right of the holders of Preferred Stock to elect additional directors under specified circumstances, directors may be removed for cause upon the affirmative vote of holders of at least a majority of the Voting Stock, voting together as a single class. Directors may be removed without cause upon the affirmative vote of at least 75% of the Voting Stock voting together as a single class.

RELEVANT FACTORS TO BE CONSIDERED BY THE BOARD OF DIRECTORS

     The Articles of Incorporation provide that in determining what is in the best interest of the Company, a director of the Company must consider the interests of the shareholders of the Company and, in his or her discretion, may consider (i) the interests of the Company's employees, suppliers, creditors and customers, (ii) the economy of the nation, (iii) community and societal interests and (iv) the long-term as well as short-term interests of the Company and its shareholders, including the possibility that these interests may be best served by the continued independence of the Company. Pursuant to this provision, the Board of Directors may consider numerous judgmental or subjective factors affecting a proposal, including certain nonfinancial matters, and on the basis of these considerations may oppose a business combination or other transaction which, as an exclusively financial matter, might be attractive to some or a majority of the Company's shareholders.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

     The Articles of Incorporation authorize the Board of Directors to create and issue rights entitling the holders thereof to purchase from the Company shares of capital stock or other securities or property. The times at which and terms upon which such rights are to be issued would be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. This provision is intended to confirm the Board of Directors' authority to issue share purchase rights, which may have terms that could impede a merger, tender offer or other takeover attempt, or other rights to purchase securities of the Company or any other corporation.

RELINQUISHMENT OF REIT STATUS

     Approval of a majority of the directors and the affirmative vote of a majority of the Voting Stock, voting together as a single class, present at a meeting of shareholders are required before the Company may relinquish its status as a REIT.

LIMITATION OF LIABILITY OF DIRECTORS

     The Company's Articles of Incorporation and Bylaws provide that no officer or director shall be personally liable to the Company or its shareholders for monetary damages for any breach of his duty of care or any other duty he may have as an officer or director, except liability for any appropriation, in violation of the director's duties, of any business opportunity of the Company, for any acts or omissions that involve intentional misconduct or a knowing violation of law, for liability under the Georgia Code for unlawful distributions to shareholders, and for any transaction from which the director receives an improper personal benefit. The Articles of Incorporation also provide that if the Georgia Code is amended after adoption thereof to authorize the further elimination or limitation of an officer's or director's liability, then the liability of each officer or director shall be further eliminated or limited in such manner, without further action by the Company's shareholders (unless such amended provisions of the Georgia Code require such further action).

     The Company's Bylaws provide that each officer and director shall be indemnified for all losses and expenses (including attorneys' fees and costs of investigation) arising from any action or other legal proceeding, whether civil, criminal, administrative or investigative, including any action by and in the right of the Company, because he is or was a director, officer, employee or agent of the Company or, at the Company's request, of any other organization. Such indemnification is subject to the same exceptions, described in the preceding paragraph, that apply to the limitation of a director's monetary liability to the Company or its shareholders. The Bylaws also provide for the advance of expenses with respect to any such action, subject to the officer's or director's written affirmation of his good faith belief that he has met the applicable standard of conduct, and the officer's or director's written agreement to repay any advances if it is determined that he is not entitled to be indemnified. The Bylaws permit the Company to enter into agreements providing to each officer or director indemnification rights substantially similar to those set forth in the Bylaws, and such agreements will be executed between the Company and each director. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and Bylaws, it provides greater assurances to officers and directors that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights it provides.

     In accordance with the applicable provisions of the Georgia Code, the shareholders of the Company have approved the limitation of liability provision in the Articles of Incorporation and the indemnification provisions of the Bylaws.

     Any indemnification by the Company pursuant to the provisions of the Articles of Incorporation and Bylaws described above will be paid out of the assets of the Company and will not be recoverable from the shareholders. To the extent that the foregoing indemnification provisions include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable. The Company intends to purchase director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

                            RESTRICTIONS ON TRANSFER

     For the Company to continue to qualify as a REIT under the Code after January 1, 1995, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to also include certain entities) during the last half of a taxable year, and such stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. These restrictions did not apply to 1994, which was the first taxable year for which the Company's REIT election was effective. In addition, certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax Considerations -- Requirements for Qualification" and "-- Income Tests"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Board of Directors has adopted, and the shareholders prior to the IPO have approved, the Ownership Limit Provision (as defined below) of the Articles of Incorporation restricting the acquisition of shares.

     The Ownership Limit Provision provides that, subject to certain exceptions specified in the Articles of Incorporation, Mr. Kitchin cannot own, or be deemed to own by virtue of the attribution provisions of the Code, more than that number of shares which is equal to 20.75% of the outstanding Common Stock or the Related Party Limit (as defined below), American Real Estate Company Ltd. cannot own, directly or indirectly, more than that number of shares which is equal to 9% of the outstanding Common Stock and no other shareholder may own, or similarly be deemed to own, more than 6.75% of the outstanding Common Stock. In addition, since rent from any tenant 10% of which is owned, directly or constructively, by the Company, including an owner of 10% or more of the Company, is not qualifying rent for purposes of the gross income tests under the Code (see "Federal Income Tax Considerations -- Taxation of the Company -- Income Tests"), the Company's Articles of Incorporation include an additional ownership restriction referred to as the "Related Party Limit." The Related Party Limit provides that any shareholder who owns, or is deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the Ownership Limit), in excess of a 9.9% interest or voting power in the capital stock, net assets or profits of an entity from whom the Company derives gross income cannot own more than 9.9% of the outstanding Common Stock. The Board of Directors has the power to grant a waiver of the Ownership Limit or the Related Party Limit upon application by a shareholder. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit and Related Party Limit will not apply if the Board of Directors and the shareholders of the Company determine that it is no longer in the best interests of the Company to continue to qualify as a REIT. If shares in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the stock.

     Shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit or Related Party Limit ("Excess Shares") will be automatically transferred, pursuant to the Articles of Incorporation, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the shares are ultimately transferred (without violating the Ownership Limit or Related Party Limit). While the Excess Shares are held in trust, they will not be entitled to vote, they will not be considered for purposes of any shareholder vote or the determination of a quorum for such vote and they will not be entitled to participate in any distributions made by the Company. The intended transferee-shareholder may, at any time the Excess Shares are held by the Company in trust, transfer the Excess Shares at a price not to exceed the price paid by the intended transferee-shareholder to any individual whose ownership of such Excess Shares would be permitted under the Ownership Limit, at which time the Excess Shares would no longer be Excess Shares. In addition, the Company would have the right, for a period of 90 days during the time the Excess Shares are held by the Company in trust, to purchase all or any portion of the Excess Shares from the intended transferee-shareholder at the lesser of the price paid for the Common Stock by the intended transferee-shareholder and the closing market price for the Common Stock on the date the Company exercises its option to purchase. The 90-day period would commence on the date of the violative transfer of ownership if the intended transferee-shareholder gives notice of the transfer to the Company, or, if no notice is given, the date the Board of Directors determines that a violative transfer of ownership has occurred.

     The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit or Related Party Limit would require an amendment to the Articles of Incorporation. Amendments to the Articles of Incorporation require the affirmative vote of holders owning a majority of the outstanding Voting Stock. In addition to preserving the Company's status as a REIT, the Ownership Limit and Related Party Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

     All certificates representing shares of Common Stock and Preferred Stock will bear a legend referring to the restrictions described above. All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the outstanding Common Stock must file an affidavit with the Company containing the information specified in the Articles of Incorporation within 30 days after January 1 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

                                  COMMON STOCK

     Under the Articles of Incorporation, the Company is authorized to issue a total of 20,000,000 shares of Common Stock, par value $.10 per share. At December 31, 1996, a total of 7,357,471 shares of Common Stock were issued and outstanding, held by 319 record owners.

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or upon the exercise of Common Stock Warrants. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles of Incorporation.

     The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and the holders of such shares exclusively possess all voting power, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series. The Articles of Incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock issued in the Offering will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

     First Union National Bank of North Carolina, Charlotte, North Carolina, is the transfer agent for the Common Stock.

                             COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Offered Securities offered pursuant to any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and the Common Stock Warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent, if engaged, will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Common Stock Warrants; (ii) the aggregate number of such Common Stock Warrants; (iii) the price or prices at which such Common Stock Warrants will be issued; (iv) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (v) the designation and terms of the other Offered Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with such other Offered Securities; (vi) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (vii) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (viii) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (ix) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of certain federal income tax considerations relevant to a holder of such Common Stock Warrants; and (xii) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants. Additionally, the section captioned "Restrictions on Transfer" includes a description of certain restrictions regarding ownership and transfer of the Common Stock.

                                PREFERRED STOCK

GENERAL

     Under the Articles of Incorporation, the Company is authorized to issue 100,000 shares of Preferred Stock, none of which was outstanding at December 31, 1996.

     The following description of the Preferred Stock sets forth anticipated certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock (which terms be different from those stated below) will be described in the Prospectus Supplement to which such series relates. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Prospectus Supplement and Articles of Incorporation (including the amendment describing the designations, rights and preferences for each series of Preferred Stock) and Bylaws.

     The Board of Directors is empowered by the Company's Articles of Incorporation to designate and issue from time to time one or more classes or series of Preferred Stock without shareholder approval; however, until November 1998, no Preferred Stock may be issued except with the consent of a majority of the Independent Directors. The Board of Directors may affix and determine the relative rights, preferences and privileges of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, it may afford the holders in any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (iii) the dividend or distribution rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provision for a sinking fund, if any, for such Preferred Stock; (vii) the provisions for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (x) a discussion of certain federal income tax considerations relevant to a holder of such Preferred Stock;
(xi) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xii) any limitation on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xiii) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT; and (xiv) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend or distribution rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity and debt securities which are specifically designated as ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (ii) on a parity with all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank senior to the Common Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

DIVIDENDS

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, if any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend Preferred Stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Until required dividends are paid, no dividends (other than on Preferred Stock or other capital stock ranking on a parity to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of Preferred Stock of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of the Preferred Stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in the issuance of any Excess Shares.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of Common Stock, or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Any series of Preferred Stock may provide that, so long as any shares of such series of Preferred Stock remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in the Company's capitalization, amendments to the Articles of Incorporation, and mergers and dispositions.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon prior notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     The provisions of a series of Preferred Stock may provide for additional rights, remedies and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable Prospectus Supplement.

     Under Georgia law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote upon a proposed amendment to the Articles of Incorporation, whether or not entitled to vote thereon by the Articles of Incorporation, if the amendment would alter the contract rights as set forth in the Articles of Incorporation, of their shares of stock.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     The Preferred Stock is subject to certain restrictions on ownership and transfer described above under "Restrictions on Transfer."

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities through underwriters or dealers, directly to one or more purchasers (including executive officers of the Company or other persons that may be deemed affiliates of the Company), through agents or through a combination of any such methods of sale. Any underwriter involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Common Stock may be effected from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market, in negotiated transactions, through the writing of Common Stock Warrants or through the issuance of Preferred Stock convertible into Common Stock (whether such Common Stock Warrants or Preferred is listed on a securities exchange or otherwise, or a combination of such methods of distribution, at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. Further, the distribution of any Common Stock in one or more special offerings pursuant to a dividend reinvestment plan or other similar plan of the Company may be effected from time to time at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of the Offered Securities, underwriters or agents may receive compensation from the Company or from purchasers of the Offered Securities, for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Offered Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of the Offered Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of the Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the Nasdaq National Market. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the Nasdaq National Market, subject to official notice of issuance. The Company may elect to list any series of Common Stock Warrants or Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of the Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Offered Securities.

     Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of the Offered Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be tenants of, the Company in the ordinary course of business.

     In order to comply with the securities laws of certain states, if applicable, the Offered Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Offered Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations regarding the Offering is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year beginning January 1, 1994. The Company made such election at the time of the filing of its federal income tax return for 1994. The Company believes that commencing with such taxable year, it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code. The Company intends to continue to operate in such a manner, but no assurance can be given that it has qualified or will operate in a manner so as to remain qualified as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. This discussion is qualified in its entirety by applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof. Conner & Winters, A Professional Corporation ("Conner & Winters") has acted as counsel to the Company in connection with the Offering and the Company's election to be taxed as a REIT.

     It is the opinion of Conner & Winters that, commencing with the Company's taxable year beginning January 1, 1994, the Company was organized and has operated in conformity with the requirements for qualification as a REIT and its proposed method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under current Code provisions. It must be emphasized that the opinion of Conner & Winters is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters which are set forth below as well as representations of the Company concerning its business and properties as set forth elsewhere in this Prospectus. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS and no assurance can be given that the IRS will not challenge the status of the Company as a REIT for federal income tax purposes. Moreover, the Company's qualification and taxation as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels, stock ownership requirements and various qualification requirements imposed under the Code and discussed below. No assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of the failure to qualify as a REIT, see "-- Failure to Qualify" below.

     As long as the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income or excise tax as follows: First, the Company will be taxed at regular corporate rates on its REIT taxable income, which is defined generally as taxable income (subject to certain adjustments), including net capital gains, less dividends to shareholders. Second, the Company will generally be subject to the "alternative minimum tax" if REIT taxable income plus any tax adjustments and preferences is greater than dividends paid to shareholders. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of a trade of business or (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (generally certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% or 95% gross income tests discussed below and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income tests. Sixth, generally, if the Company should fail to distribute to its shareholders during each calendar year an amount equal to its required distribution, it will be subject to a 4% nondeductible excise tax on the excess of such required distribution amount over the amount actually distributed for the year. The amount of required distribution is equal to the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) the amount, if any, of the required distribution for the previous year over the amount actually distributed for that year.

     In addition, pursuant to IRS Notice 88-19, if during the 10-year period (the "Recognition Period") beginning on the first day of the first taxable year for which the Company qualified as a REIT, the Company recognizes gain on the disposition of any asset held by the Company as of the beginning of such Recognition Period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of the Recognition Period (the "Built-In Gain"), such Built-In Gain, which may be reduced by certain net operating loss carryforwards of the Company, will be subject to tax at the highest regular corporate rate, pursuant to regulations that have not yet been promulgated. The Recognition Period began January 1, 1994 and will expire December 31, 2003. Further, if the Company acquires any asset from a C corporation in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain, such gain will be subject to tax at the highest regular corporate rate, pursuant to regulations that have not yet been promulgated. The amount of the Company's Built-In-Gain based on the appraisals obtained in connection with its IPO is approximately $8.1 million and will discourage a disposition by the Company of any Inn held at the time of the IPO until after 2003.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) at any time during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); (7) which makes an election to be a REIT and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (8) which uses a calendar year for federal income tax purposes and complies with the record keeping requirements of the Code and Treasury Regulations promulgated thereunder; and (9) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has represented that it has met since the closing of the IPO, and currently does meet, all of such definitional requirements.

INCOME TESTS

     In order for the Company to maintain its qualification as a REIT, it must satisfy three gross income tests annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or qualified temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends and other types of interest and gain from the sale or disposition of stock or securities. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income for each taxable year.

     Rents received by the Company under the Lease will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Therefore, the Percentage Rent provisions of the Lease should not disqualify rental income received from the Operator. Second, the Code provides that rents received from a tenant, directly or indirectly, will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). The Company has represented and covenanted that it has since the Change Date satisfied and will use its best efforts to continue to satisfy this requirement. Therefore, the Operator is not and should not become a Related Party Tenant of the Company (by reason of the Company's adherence to the Ownership Limit and the Related Party Limit). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Applicable Code provisions provide that with respect to each lease, rent attributable to the personal property for the taxable year is that amount which bears the same ratio to total rent as the average of a REIT's adjusted bases of all personal property at the beginning and at the end of each taxable year bears to the average of the REIT's aggregate adjusted bases of all real and personal property at the beginning and at the end of such taxable year. The Company has represented that the resulting rental income attributable to personal property since January 1, 1994 has been, and will continue to be less than 15%; however, should the resulting rental income attributable to personal property exceed 15% of all rental income, a portion of the personal property may be sold by the Company to the Operator, with the lease payments adjusted accordingly.

     Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the leased property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue; provided, however, the Company may directly perform certain services other than services which are considered rendered to the occupant of the property. The Company has represented that it has not, does not and will not knowingly (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above); (ii) rent any property to a Related Party Tenant; (iii) lease personal property in connection with the rental of the Inns which would cause the rental income attributable to such personal property to exceed 15% of the amount of total rental income; or (iv) perform services considered to be rendered for the occupants of the Inns other than through an independent contractor.

     Under the Lease, the Operator has leased the land, buildings, improvements, furnishings, and equipment comprising the Inns from the Company for a 10-year term. The Operator pays the Company Total Rent. In order for the Total Rent to constitute "rents from real property," the Lease must be respected as a true lease for federal income tax purposes and not treated as a service contract, joint venture or some other type of arrangement. The determination of whether the Lease is a true lease depends on an analysis of all of the surrounding facts and circumstances.

     In addition, pursuant to Code Section 7701(e), a service contract, partnership agreement, or some other type of arrangement may be treated instead as a lease of property if the contract, agreement or arrangement is properly treated as a lease of property, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the service recipient shares the risk that the property will decline in value, the service recipient shares in any appreciation in the value of the property, the service recipient shares in savings in the property's operating costs, or the service recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the lease,
(v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient and (vi) the contract price does not substantially exceed the rental value of the property for the term of the lease.

     Under the Lease, (i) the Operator has the right to exclusive possession, use and quiet enjoyment of the Inns during the term of the Lease, (ii) the Operator bears the cost of, and is responsible for daily maintenance and repair of the Inns, other than the cost of maintaining underground utilities and structural elements (including the roofs) of the improvements, (iii) the Operator dictates how the Inns are operated, maintained, and improved and bears all of the costs and expenses of operating the Inns (including the cost of any inventory used in their operation) during the term of the Lease (other than real and personal property taxes, casualty, liability and other types of insurance and equipment and the maintenance of structural elements, roofs and underground utilities), (iv) the Operator benefits from any savings in the costs of operating the Inns during the term of the Lease, (v) in the event of damage or destruction to an Inn, the Operator is at economic risk because it will be obligated to restore the property to its prior condition and bear all costs of such restoration in excess of any insurance proceeds (except, under certain circumstances, during the last six months of the term of the Lease), (vi) the Operator has indemnified the Company against all liabilities imposed on the Company during the term of the Lease by reason of injury to persons or damage to property occurring at the Inns or due to the Operator's use, management, maintenance or repair of the Inns, and (vii) the Operator is obligated to pay substantial fixed rent for the term of the Lease. In addition, the Company has represented that the Total Rent under the Lease does not substantially exceed the fair rental value of the Inns.

     Pursuant to IRS Revenue Ruling 55-540, if one or more of the following conditions are present, the Lease will instead be considered as a conditional contract for purchase and sale of the Inns: (i) portions of the periodic payments are made specifically applicable to an equity interest in the property to be acquired by the lessee, (ii) the lessee will acquire title upon the payment of a stated amount of "rentals" under the contract which it is required to make, (iii) the total amount which the lessee is required to pay for a relatively short period of use constitutes an inordinately large proportion of the total sum required to be paid to secure the transfer of the title, (iv) the agreed "rental" payments materially exceed the current fair rental value, (v) the property may be acquired under a purchase option at a price which is nominal in relation to the value of the property at the time when the option may be exercised, as determined at the time of entering into the original agreement, or which is a relatively small amount when compared with the total payments which are required to be made and (vi) some portion of the periodic payments is specifically designated as interest or is otherwise readily recognizable as the equivalent of interest.

     Under the Lease, (i) no portion of the Total Rent has been or will be applied to any equity interest in the Inns to be acquired by the Operator, (ii) the Operator has not acquired and will not be acquiring title to the Inns upon the payment of a stated amount of either Base Rent or Percentage Rent, (iii) the Total Rent does not and will not materially exceed the current fair rental value of the Inns (according to the Company's representation), (iv) the Inns may not be acquired by the Operator under a purchase option and (v) no portion of either Base Rent or Percentage Rent has been or will be specifically designated as interest or will be recognizable as the equivalent of interest. Based on a review of the relevant authorities, and such facts and representations of the Company, Conner & Winters is of the opinion that the Lease will be treated as a true lease for federal income tax purposes. As stated above, an opinion of counsel is not binding on the IRS or any court. Accordingly, no assurance can be given that the IRS will not challenge the tax treatment of the Lease, or, if it does, that it will not be successful. If the Lease is recharacterized as a service contract, partnership agreement, or some other type of arrangement rather than a true lease, part or all of the payments that the Company receives from the Operator may not satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would fail to qualify as a REIT.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company has represented that none of its assets are or have been held for sale to customers in the ordinary course of its business and that the sale of an Inn and associated property will not be in the ordinary course of business of the Company. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company has represented that it has since January 1, 1994 complied with and covenanted that it will attempt to continue to comply with the terms of the safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if (i) the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its gross income to its return, and (iii) any incorrect information on such schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. (However, no relief provisions are available if the 30% of gross income test is violated.) As discussed above, even if these relief provisions apply, a 100% tax would be imposed which would be equal to the excess of 75% or 95% of the Company's gross income over the Company's qualifying income in the relevant category, whichever is greater, multiplied by the ratio that REIT taxable income bears to gross income for the taxable year (with certain adjustments).

ASSET TESTS

     At the close of each quarter of the Company's taxable year, it must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by "real estate assets" which means (i) real property (including interests in real property and interests in mortgages on real property), (ii) shares in other REIT's and (iii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, (iv) cash, cash items (including receivables) and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of such issuer's outstanding voting securities. The Company has represented that it has satisfied these asset tests since December 31, 1993, and covenanted that it will use its best efforts to continue to satisfy such tests in the future.

     After meeting the assets tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has represented that it maintains adequate records of the value of its assets to ensure compliance with the asset test and intends to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such action will always be successful.

ANNUAL DISTRIBUTION REQUIREMENTS

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the "REIT taxable income" of the Company (computed without regard to the dividends paid deduction and any net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. In addition, if the Company disposes of any asset during its Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100% of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular corporate tax rates. Furthermore, as explained above in "-- Taxation of the Company," if the Company should fail to distribute its required distribution during each calendar year, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company has represented that it has since January 1, 1994 made, and covenanted that it hereafter will make, timely distributions sufficient to satisfy all annual distribution requirements. However, it is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. In addition, as explained above, in the event of the foreclosure of an Inn by a mortgage lender, any debt discharge income would be subject to the annual 95% distribution requirement even though the Company would receive no cash as a consequence of a foreclosure. Therefore, the Company could have less Cash Available for Distribution than would be necessary to meet its annual 95% distribution requirement or to avoid federal corporate income tax with respect to capital gain or the 4% nondeductible excise tax imposed on certain undistributed income. To meet the 95% distribution requirement necessary to qualify as a REIT or to avoid federal income tax with respect to capital gain or the excise tax, it could be necessary for the Company to borrow funds.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to shareholders in a later year. If the Company declares a dividend before the date on which its tax return is due for a taxable year (including extensions) and distributes the amount of such dividend to shareholders in the 12-month period following the close of such taxable year, such subsequent year dividend may be deductible by the Company in computing its REIT taxable income for the immediately preceding year. The distribution of such dividend must be made no later than the date of the first regular dividend payment made after the declaration and distribution of such dividend and the Company must elect such treatment in its return.

     Shareholders receiving subsequent year distributions are taxable on such distributions in the year of actual receipt except in the following case. Any distributions declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31, provided that the distribution is actually paid by the Company during January of the following calendar year. However, if the Company actually pays the declared distributions before December 31, the distributions will be treated as both paid by the Company and received by the shareholders on the actual dates paid and received, respectively.

     If, as a result of an audit by the IRS, the REIT taxable income for a prior taxable year is increased, the Company may elect to distribute an additional "deficiency dividend," as defined under Section 860 of the

Code, and claim an additional deduction for dividends paid for such taxable year in order to meet the annual distribution requirement. All deficiency dividends must be distributed within 90 days after the final determination of an audit, and the claim for such deficiency dividends must be filed within 120 days of such determination. The Company would also be liable for the payment of interest charges on the amount of the deficiency dividend. However, the payment of such dividends would ensure that the Company's qualification as a REIT would not be jeopardized due to a failure to meet its annual distribution requirement.

  Failure to Qualify

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction (such deduction is not available to corporate distributees so long as the Company qualifies as a REIT). Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT.

TAXATION OF SHAREHOLDERS

  Tax Consequences to Non Tax-Exempt U.S. Shareholders

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders from current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income in the year they are received and will not be eligible for the dividends received deduction for corporations. Such distributions will be treated as portfolio income and not as income from passive activities. Accordingly, shareholders will not be able to apply any passive losses against such income. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a shareholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent such distributions do not exceed the adjusted basis of such U.S. shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. shareholder's shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are held as a capital asset by the U.S. shareholder. Moreover, U.S. shareholders may not include in their income tax returns any net operating losses or capital losses of the Company. Finally, in general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

  Information Reporting Requirements and Backup Withholding

     The Company will report to its U.S. shareholders and the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. See below "-- Taxation of Non-U.S. Shareholders."

  Taxation of Tax-Exempt Shareholders

     Distributions by the Company to a U.S. shareholder that is a tax-exempt entity should not constitute "unrelated business taxable income" as defined in
Section 512(a) of the Code ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of Section 514(c) of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, if the Company is considered to be a pension-held REIT, then a portion of the dividends paid to qualified trusts (any trust defined under Section 401(a) and exempt from tax under Section 501(a)) that owns more than 10 percent by value in the REIT may be considered UBTI. In general, a pension-held REIT is a REIT that is held by at least one qualified trust holding more than 25% by value of the interests in the REIT or by one or more qualified trusts (each of whom owns more than 10% by value) holding in the aggregate more than 50% by value of the interests in the REIT. The Company does not expect to be a pension-held REIT.

  Taxation of Non-U.S. Shareholders

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SHARES, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent their source is current or accumulated earnings and profits of the Company. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from a Non-U.S. Shareholder's investment in the Shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless
(i) a lower treaty rate applies or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is "effectively connected" income within the meaning of Section 871 of the Code. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that such distributions do not exceed the adjusted basis of the Non-U.S. Shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at a 30% rate. Further, pursuant to recently enacted legislation, the Company will be required to withhold 10% of any distribution in excess of current and accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that such distribution was in excess of current and accumulated earnings and profits of the Company and the amount withheld exceeded the Non-U.S. Shareholder's U.S. tax liability, if any.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were "effectively connected" with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to any applicable alternative minimum tax). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the case of a foreign corporate shareholder not entitled to treaty exemption. The Company is required by Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated by the Company as a capital gains dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the REIT's stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT," and therefore the sale of its shares will not be subject to taxation under FIRPTA. The Company anticipates that it will continue to be a "domestically controlled REIT" and that sales of the Shares by Non-U.S. Shareholders will not be subject to U.S. taxation unless (i) the investment in the Shares is "effectively connected" with the Non-U.S. Shareholder's trade or business in the United States, in which case such Non-U.S. Shareholder would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to any applicable alternative minimum tax), or (ii) in the case of a Non-U.S. Shareholder who is a "nonresident alien individual", such Non-U.S. Shareholder was present in the United States for a period or periods aggregating 183 days or more during the taxable year and certain other conditions apply, in which case such person would be subject to a 30% tax on his capital gains.

OTHER TAX CONSEQUENCES

     The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

                                 LEGAL MATTERS

     The validity of the Offered Securities issued hereunder, as well as legal matters described under "Federal Income Tax Considerations," will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma, and certain legal matters will be passed upon for any underwriters, dealers or agents by the counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company included in its annual report on Form 10-K for the year ended December 31, 1995, incorporated herein by reference have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

=========================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR EITHER OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SERIES A PREFERRED STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SERIES A PREFERRED STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...................   S-1
Risk Factors....................................  S-10
Use of Proceeds.................................  S-11
Capitalization..................................  S-12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................  S-13
Management......................................  S-19
Security Ownership of Management................  S-21
Description of Series A Preferred Stock.........  S-22
Certain Federal Income Tax Considerations.......  S-29
Underwriting....................................  S-33
Legal Matters...................................  S-34
Experts.........................................  S-34
Available Information...........................  S-34
Incorporation of Certain Documents by
  Reference.....................................  S-35
PROSPECTUS
Available Information...........................     2
Incorporation of Certain Documents by
  Reference.....................................     2
The Company.....................................     4
Use of Proceeds.................................     4
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.....................     4
Risk Factors....................................     5
Articles of Incorporation and Bylaw
  Provisions....................................    13
Restrictions on Transfer........................    15
Common Stock....................................    17
Common Stock Warrants...........................    17
Preferred Stock.................................    18
Plan of Distribution............................    22
Federal Income Tax Considerations...............    23
Legal Matters...................................    31
Experts.........................................    31

=========================================================

=========================================================
                                1,000,000 SHARES

                               JAMESON INNS, INC.

                                 % SERIES A CUMULATIVE
                                PREFERRED STOCK
                  -------------------------------------------
                             PROSPECTUS SUPPLEMENT
                                MARCH    , 1998
                  -------------------------------------------
                         MORGAN KEEGAN & COMPANY, INC.

                                CIBC OPPENHEIMER
=========================================================